As filed with the Securities and Exchange Commission on November 1, 2004

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GETTY IMAGES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7330	98-0177556
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 N. 34th Street

Seattle, Washington 98103

(206) 925-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey L. Beyle, Esq.

SVP and General Counsel

Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

(206) 925-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000	John M. Brandow, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
0.5% Convertible Subordinated Debentures, Series B due 2023	$265,000,000	100%	$265,000,000	$33,576
Common Stock, par value $0.01 per share (2)	(2)	(2)	—	(3)

(1)	This estimate is made pursuant to Rule 457(f)(2) of the Securities Act. The price per unit is based on the book value of the currently outstanding 0.5% Convertible Subordinated Debentures due 2023 as of October 29, 2004.
(2)	Includes the shares of common stock, if any, to be issued upon conversion of the 0.5% Convertible Subordinated Debentures, Series B due 2023.
(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock, if any, issuable upon conversion of the 0.5% Convertible Subordinated Debentures, Series B due 2023 because no additional consideration will be received by the registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to Completion. Dated November 1, 2004.

Getty Images, Inc.

Offer to Exchange

0.5% Convertible Subordinated Debentures, Series B due 2023

for its Outstanding 0.5% Convertible Subordinated Debentures due 2023

subject to the terms and conditions described in this prospectus

The Exchange Offer

Getty Images, Inc. is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our newly issued 0.5% Convertible Subordinated Debentures, Series B due 2023, which we refer to as the new debentures, for each validly tendered and accepted 0.5% Convertible Subordinated Debenture due 2023, which we refer to as the outstanding debentures.

•	Tenders of outstanding debentures may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	As explained more fully in this prospectus, the exchange offer is subject to a minimum of $198,750,000 aggregate principal amount (or 75%) of the outstanding debentures being tendered for exchange, the exchange not resulting in any adverse tax consequences to us and certain other customary conditions, which we may waive.

•	The exchange offer expires at 5:00 p.m., New York City time, on November 30, 2004, which date we refer to as the expiration date, unless earlier terminated or extended by us.

The New Debentures

•	Comparison: The terms of the new debentures differ from the terms of the outstanding debentures in the following ways:

•	The new debentures are convertible into cash and shares of our common stock having a combined aggregate value equal to the conversion rate multiplied by the applicable stock price described herein, subject to adjustment, under the circumstances and during the periods described herein. The outstanding debentures are convertible in accordance with their terms only into common stock, other than fractional shares, which may be settled in cash.

•	The conversion rate for the new debentures will be adjusted, subject to certain limitations, for any cash dividends or distributions on shares of our common stock. The conversion rate for the outstanding debentures will be adjusted only for certain cash dividends or distributions.

•	Maturity: The new debentures will mature on June 9, 2023.

•	Regular Interest Payments: The new debentures will pay regular interest at 0.5% per annum on the principal amount, as described in this prospectus.

•	Contingent Interest Payments: The new debentures will pay contingent interest during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 9, 2008, if the average trading price of the new debentures for a five trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the new debentures.

•	Ranking: The new debentures will be unsecured and subordinated in right of payment to all our existing and future senior indebtedness and will rank equal in right of payment with all of our subordinated indebtedness in the form of our outstanding debentures.

•	Optional Redemption: We may redeem the new debentures, in whole or in part, at any time on or after June 13, 2008, for cash at a price equal to 100% of the new debentures to be redeemed plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the redemption date.

•	Optional Repurchase: Holders may require us to repurchase all or a portion of the new debentures on June 9, 2008, 2013 or 2018, or upon the occurrence of a fundamental change, for a purchase price equal to 100% of the new debentures to be repurchased plus accrued and unpaid interest, including contingent interest, if any, to but excluding the repurchase date.

See “ Risk Factors” beginning on page 13 to read about factors you should consider before tendering your outstanding debentures in exchange for new debentures.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

Goldman, Sachs & Co.

Prospectus dated                     , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date of the document incorporated by reference.

This prospectus incorporates important business and financial information about us from documents that we have filed with the Securities and Exchange Commission, or the SEC, but have not included in, or delivered with, this prospectus. For a listing of the documents that we have incorporated by reference into this prospectus, please see the section of this prospectus entitled “Incorporation of Certain Documents by Reference” on page 66. We will provide you with copies of this information, without charge, upon written or oral request to:

Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

(206) 925-5000

Attention: Investor Relations

To obtain timely delivery of requested documents before the expiration of the exchange offer, you must request them no later than November 22, 2004, which is five business days before the date the exchange offer expires.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Throughout this prospectus and the information incorporated herein by reference, we make “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the words “may,” “will,” “estimate,” “intend,” “continue,” “plan,” “pro forma,” “expect” or “anticipate” or other similar words. These forward-looking statements generally relate to our plans and objectives for future operations and are based on management’s reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in, or suggested by, such forward-looking statements are reasonable, we may not achieve such plans or objectives and cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from projected results due to risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section beginning on page 13 of this prospectus and those detailed from time to time in the documents we file with the SEC.

You should read this prospectus and the documents incorporated herein by reference completely and with the understanding that actual results may be materially different from what we expect. Except as provided by law, we undertake no obligation after the date of this prospectus to update any forward-looking statements even though our situation may change in the future.

ii

SUMMARY

This summary highlights information contained, or incorporated by reference, in this prospectus. It is qualified in its entirety by the more detailed information contained, or incorporated by reference, in this prospectus. You should read the full text of, and consider carefully the more specific details contained, or incorporated by reference, in this prospectus before you decide whether to tender your outstanding debentures in the exchange offer. In addition, you should carefully consider the information set forth or referred to under the heading “Risk Factors.” Unless the context indicates otherwise, all references in this prospectus to “Getty Images,” “the Company,” “we,” “us,” or “our” refer to Getty Images, Inc. and its subsidiaries.

Getty Images

Getty Images, Inc. was founded in 1995 and is a leading provider of imagery and related products and services to businesses worldwide. We deliver our products digitally via the Internet and CD-ROMs. We are headquartered in Seattle, Washington and serve customers in more than 100 countries through company-owned offices and a global network of distributors. We pioneered the solution to aggregate and distribute visual content and, since 1995, have brought many of the visual content industry’s leading image collections under one centralized corporate structure.

We provide our high quality, relevant imagery to: creative professionals at advertising agencies, graphic design firms, corporations and film and broadcasting companies; press and editorial customers involved in newspaper, magazine, book, CD-ROM and online publishing; and corporate communications departments and other business customers. By aggregating the content of our various leading imagery collections on the Internet and partnering with other stock imagery providers, we offer a comprehensive and user-friendly solution for our customers’ imagery needs. Our goal is to leverage our internally developed search and e-commerce technology to continue to develop our position as a leader in the visual content industry.

We offer our customers a variety of visual content products, including creative, or “stock” imagery (both still and moving images), editorial photography, archival imagery (both still and moving), illustrations and related products and services. Imagery is offered to customers through our creative photography collections (The Image Bank, Photodisc, Photographer’s Choice, Stone, Stone Plus, Reportage and Taxi by Getty Images), Getty Images Film and Getty Images Editorial (news, sports, entertainment and archival imagery) and collections of other imagery providers, such as Digital Vision, National Geographic and Time Life Pictures. These products and services are offered through our website, CD-ROMs and our international distribution network.

Our principal executive offices are located at 601 N. 34th Street, Seattle, Washington 98103, and our telephone number is (206) 925-5000. Our primary website is located at www.gettyimages.com. The information contained on our website is not included as a part of, or incorporated by reference into, this prospectus.

You can obtain more information regarding our business by reading our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and the other reports we file with the SEC. See the section of this prospectus entitled “Where You Can Find More Information.” Getty Images, Inc. is not affiliated with the J. Paul Getty Museum.

The Exchange Offer

Purpose of the Exchange Offer

The purpose of this exchange offer is to change certain of the terms of the outstanding debentures, including the contingent conversion provisions addressing the type of consideration we will use to pay holders of outstanding debentures who convert their outstanding debentures. For a more detailed description of these changes, see the section of this prospectus entitled “Summary—Material Differences Between the Outstanding Debentures and the New Debentures.”

By committing to pay a portion of the consideration upon conversion of the new debentures in cash, we will be able to account for the new debentures under the treasury stock method as if the new debentures were outstanding since June 2003, when the outstanding debentures were issued. Under this method, (1) the number of shares of our common stock deemed to be outstanding for the purpose of calculating our diluted earnings per share will not be increased until the closing sale price of our common stock exceeds the base conversion price of the new debentures (initially $61.08) and (2) whenever the closing sale price exceeds the base conversion price, the number of diluted shares will be determined by the formula described below:

[	(closing sale price on the last trading day of the applicable reporting period x applicable conversion rate) – $1,000	]	x	the number of outstanding new debentures
closing sale price on the last trading day of the applicable reporting period

The Exchange Offer	We are offering to exchange $1,000 principal amount of new debentures for each $1,000 principal amount of outstanding debentures accepted for exchange.

Conditions to the Exchange Offer

The exchange offer is subject to a minimum of $198,750,000 aggregate principal amount (or 75%) of the outstanding debentures being tendered for exchange, the exchange not resulting in any adverse tax consequences to us, and certain other customary conditions, including that the registration statement and any post-effective amendment to the registration statement covering the new debentures be effective under the Securities Act of 1933, as amended. See the section of this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on November 30, 2004, which date we refer to as the expiration date, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer.

Withdrawal of Tenders	Tenders of outstanding debentures may be withdrawn in writing at any time prior to 5:00 p.m., New York City time, on the expiration date.

Procedures for Exchange

In order to exchange outstanding debentures, you must tender the outstanding debentures together with a properly completed letter of transmittal and the other agreements and documents described in the letter of transmittal. If you own outstanding debentures held through a broker or other third party, or in “street name,” you will need to follow the instructions in the letter of transmittal on how to instruct your custodian to tender the outstanding debentures on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this prospectus. We will determine in our reasonable discretion whether any outstanding debentures have been validly tendered. Outstanding debentures may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, which we refer to as DTC, Automated Tender Offer Program, which we refer to as ATOP, procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC must tender outstanding debentures through DTC’s ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities.

If you decide to tender outstanding debentures in the exchange offer, you may withdraw them at any time prior to the expiration date. If we decide for any reason not to accept any outstanding debentures for exchange, they will be returned without expense promptly after the expiration or termination of the exchange offer.

Please see pages 30 through 34 for instructions on how to exchange your outstanding debentures for new debentures.

Acceptance of Outstanding Debentures

We will accept all outstanding debentures validly tendered and not withdrawn as of the expiration date and will issue the new debentures promptly after the expiration date, upon the terms and subject to the conditions in this prospectus and the letter of transmittal. We will accept outstanding debentures for exchange after the exchange agent has received a timely book-entry confirmation of transfer of outstanding debentures into the exchange agent’s DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of all validly tendered outstanding debentures in the exchange offer.

Amendment of the Exchange Offer

We reserve the right not to accept any of the outstanding debentures tendered, and to otherwise interpret or modify the terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which outstanding debentures may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds

We will not receive any cash proceeds from this exchange offer. Outstanding debentures that are validly tendered and exchanged for new debentures pursuant to the exchange offer will be retired and canceled.

Fees and Expenses of the Exchange Offer	We estimate that the approximate total cost of the exchange offer, assuming all of the outstanding debentures are exchanged for new debentures, will be approximately $1.5 million.

Taxation

The U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the new debentures are not entirely clear. We intend to take the position that the modifications to the outstanding debentures resulting from the exchange of outstanding debentures for new debentures should not constitute a significant modification of the outstanding debentures for tax purposes. Consistent with our position, the new debentures should be treated as a continuation of the outstanding debentures and there should be no U.S. federal income tax consequences to a holder who exchanges outstanding debentures for new debentures pursuant to the exchange offer. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ.

See the section of this prospectus entitled “Certain Material United States Federal Income Tax Consequences” beginning on page 63.

Outstanding Debentures Not Tendered or Accepted for Exchange

Any outstanding debentures not accepted for exchange for any reason will be returned without expense to you as promptly as practicable after the expiration or termination of this exchange offer. If you do not exchange your outstanding debentures in this exchange offer, or if your outstanding debentures are not accepted for exchange, you will continue to hold your outstanding debentures and will be entitled to all the rights and subject to all the limitations applicable to the outstanding debentures.

Dealer Manager	Goldman, Sachs & Co. is the dealer manager for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Exchange Agent	The Bank of New York is the exchange agent for this exchange offer. Its address and telephone numbers are located in the section on the back cover of this prospectus.

Information Agent	Georgeson Shareholder Communications, Inc. is the information agent for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Material Differences Between the Outstanding Debentures and the New Debentures

The material differences between the outstanding debentures and the new debentures are illustrated in the table below. The table below is qualified in its entirety by the information contained in this prospectus and the documents governing the outstanding debentures and the new debentures, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the new debentures, see the section of this prospectus entitled “Description of the New Debentures.”

	Outstanding Debentures	New Debentures
Settlement Upon Conversion	Upon conversion of the outstanding debentures, we will deliver shares of our common stock at the applicable conversion rate.

Upon conversion of the new debentures, we will deliver, in respect of each $1,000 principal amount of new debentures:

•  cash in an amount (the “principal return”) equal to the lesser of (1) the principal amount of each new debenture to be converted and (2) the “conversion value,” which is equal to (a) the applicable conversion rate, multiplied by (b) the applicable stock price, as defined under “Description of the New Debentures—Conversion Rights,” and

•  if the conversion value is greater than the principal amount of each new debenture, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts, calculated as described under “Description of the New Debentures—Conversion Procedures—Conversion Settlement.”

Conversion Rate Adjustments for Cash Dividends

The conversion rate will only be adjusted for cash dividends to the extent that the aggregate amount of cash dividends per share of our common stock in any twelve month period exceeds the greater of:

•  the annualized amount per share of common stock of the next preceding quarterly cash dividend on common stock to the extent that such preceding quarterly dividend did not require an adjustment to the conversion rate, and

The conversion rate will be adjusted for any cash dividend or distribution based on the following formula:

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR1 = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the average of the closing sale prices of our common stock

Outstanding Debentures	New Debentures

•  5% of the average of the closing sale prices of our common stock during the ten trading days immediately prior to the declaration date of such dividend.

The formula for adjusting the conversion rate upon any such dividend is:

where,

CR0 = the conversion rate in effect immediately prior to the record date for such dividend;

CR1 = the conversion rate in effect immediately after the record date for such dividend;

CMP0 = the average of the closing sale prices per share of our common stock for the ten consecutive trading days selected by us and ending not later than the ex dividend date of such distribution; and

D = the amount in cash per share of common stock we distribute to holders of our common stock or, if such dividend is a quarterly dividend, the amount in cash per share in excess of the threshold described above.

for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date of such distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

	Outstanding Debentures	New Debentures

Accounting Treatment	If converted method, under which the full number of shares underlying the outstanding debentures will be reflected in our diluted earnings per share, whether or not the outstanding debentures may be converted pursuant to their terms once EITF 04-8 is effective.

Treasury stock method as if the new debentures were outstanding since June 2003, when the outstanding debentures were issued, under which (1) the number of shares of our common stock deemed to be outstanding for the purpose of calculating diluted earnings per share will not be increased unless the closing sale price of our common stock exceeds the base conversion price of the new debentures (initially $61.08) and (2) whenever the closing sale price of our common stock exceeds the base conversion price, the number of dilutive shares will be determined by the formula described below:

[	(closing sale price on the last trading day of the applicable reporting period x applicable conversion rate) – $1,000	]	x	the number of outstanding new debentures
closing sale price on the last trading day of the applicable reporting period

Securities Act Registration	Outstanding debentures bearing CUSIP No. 374276 AF 0 are restricted securities under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and may not be offered or sold in the public market absent registration under the Securities Act or an exemption from Securities Act registration. Outstanding debentures bearing CUSIP No. 374276 AG 8 are freely transferable by the holders thereof, unless such holders are our affiliates.	The new debentures will be freely transferable by the holders thereof, unless such holders are our affiliates.

The New Debentures

Issuer	Getty Images, Inc.

Debentures	Up to $265,000,000 aggregate principal amount of 0.5% Convertible Subordinated Debentures, Series B due 2023.

Maturity	June 9, 2023.

Ranking

The new debentures will be unsecured and will be subordinated in right of payment to all of our existing and future senior indebtedness, including our senior revolving credit facility, and will rank equal in right of payment with all of our subordinated indebtedness in the form of the outstanding debentures. As of June 30, 2004, we had $3.7 million of senior indebtedness outstanding in the form of collateralized letters of credit and approximately $265 million of subordinated indebtedness outstanding. As of such date, our liabilities reflected on our consolidated balance sheet, excluding the foregoing indebtedness but including indebtedness and other liabilities such as trade payables and accrued expenses, were approximately $120.5 million. The new debentures will be effectively subordinated to indebtedness of our subsidiaries. See the section of this prospectus entitled “Description of the New Debentures—Ranking and Subordination.”

Regular Interest

The new debentures will bear regular interest at 0.5% per annum on the principal amount, from the most recent date prior to the expiration date of this exchange offer to which regular interest has been paid or provided for on the outstanding debentures, payable semi-annually in arrears in cash on June 9 and December 9 of each year, beginning June 9, 2005.

Conversion Rate	Prior to June 9, 2008, the conversion rate will be determined as follows:

•	if the applicable stock price (including any applicable stock price determined after June 9, 2008 for new debentures tendered for conversion prior to June 9, 2008) is less than or equal to the base conversion price, the conversion rate will be the base conversion rate; and

•	if the applicable stock price (including any applicable stock price determined after June 9, 2008 for new debentures tendered for conversion prior to June 9, 2008) is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

Base Conversion Rate +	[	(Applicable Stock Price - Base Conversion Price)	x Incremental Share Factor	]
Applicable Stock Price

Notwithstanding the foregoing, in no event will the conversion rate exceed 26.2054, subject to the same proportional adjustment as the base conversion rate, which we refer to as the maximum conversion rate.

From and after June 9, 2008, the conversion rate will be fixed (except with respect to any new debentures tendered for conversion prior to June 9, 2008) at the conversion rate determined as set forth above assuming a conversion date that is eight trading days prior to June 9, 2008, which we refer to as the fixed conversion rate. The “base conversion rate” is 16.3720, subject to adjustment as described under “Description of the New Debentures—Conversion Procedures—Conversion Rate Adjustments.” The “base conversion price” is a dollar amount (initially $61.08) derived by dividing the principal amount per debenture by the base conversion rate. The “incremental share factor” is 16.3720, subject to the same proportional adjustment as the base conversion rate. The “applicable stock price” is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the date the new debentures are tendered for conversion.

Conversion Rights	A holder may convert each debenture at the conversion rate under the following circumstances:

•	on or prior to December 31, 2007, in any fiscal quarter (and only during such fiscal quarter) commencing after December 31, 2004, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30);

•	at any time after December 31, 2007, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any fiscal quarter commencing after September 30, 2007 is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30);

•	at any time after the earlier of (1) the date on which the credit rating assigned to the new debentures by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors (“S&P”) is below B-, or the credit rating assigned to the new debentures by Moody’s Investor Services and its successors (“Moody’s”) is below B3, and (2) January 31, 2005 if either S&P or Moody’s does not assign a rating to the new debentures on or prior to such day;

•	during the five business-day period after any five consecutive trading day period in which the trading price per new debenture for each day of that period was less than 95% of the product of the closing sale price of our common stock and the conversion rate on each such day;

•	if such new debentures have been called for redemption; or

•	upon the occurrence of certain corporate transactions described under “Description of the New Debentures—Conversion Rights—Conversion Rights Upon Occurrence of Certain Corporate Transactions.”

Settlement of Conversion Obligation

Subject to certain exceptions, at the time the new debentures are tendered for conversion, the aggregate value (the “conversion value”) of the cash and shares of our common stock, if any, to be received by the tendering holders will be determined by multiplying the applicable conversion rate by the applicable stock price. Upon conversion of new debentures, we will deliver the conversion value for each $1,000 principal amount of new debentures as follows:

•	cash in an amount (the “principal return”) equal to the lesser of (1) the principal amount of each new debenture to be converted and (2) the conversion value, and

•	if the conversion value is greater than the principal amount of each new debenture, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts, calculated as described under “Description of the New Debentures—Conversion Procedures—Conversion Settlement” below.

We will pay the principal return and cash for fractional shares and deliver net shares, if any, no later than the third business day following the determination of the applicable stock price.

Contingent Interest

We will pay contingent interest to holders of the new debentures during any six-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the six-month period ending December 9, 2008, if the average trading price of the new debentures for a five trading day measurement period immediately preceding the beginning of the applicable six-month period equals 120% or more of the principal amount of the new debentures. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of the new debentures will equal 0.50% per annum calculated on the average trading price of $1,000 principal amount of debentures during the five trading day measuring period used to determine whether contingent interest must be paid. Any contingent interest will be payable on the interest payment date at the end of the relevant six-month period.

Redemption of New Debentures at Our Option

We may redeem for cash all or a portion of the new debentures at any time on or after June 13, 2008 at a price equal to 100% of the principal amount of the new debentures to be redeemed plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the redemption date. Holders may convert their new debentures after they are called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date. See the section of this prospectus entitled “Description of the New Debentures—Redemption of New Debentures at Our Option.”

Purchase of Debentures by Us at the Option of the Holder

Holders may require us to purchase all or a portion of their new debentures on June 9, 2008, 2013 or 2018 at 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the date of purchase. See the section of this prospectus entitled “Description of the New Debentures—Purchase of New Debentures by Us at the Option of the Holder.”

Fundamental Change

If a fundamental change occurs prior to the stated maturity date, a holder may require us to purchase all or part of its new debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the date of purchase.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on NASDAQ or any similar U.S. system of automated dissemination of quotations of securities prices.

Sinking Fund	None.

DTC Eligibility

The new debentures will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. See the section of this prospectus entitled “Description of the New Debentures—Book-Entry System.”

NYSE Symbol for Getty Images Common Stock	“GYI”

RISK FACTORS

Before tendering any outstanding debentures in the exchange offer, you should carefully consider the following risks, together with all of the other information contained, or incorporated by reference, in this prospectus. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors set forth below. See also “Special Note Regarding Forward-Looking Statements” above.

Risks Associated with Our Business

We may not be able to compete effectively against competitors.

The market for visual content and related products and services is highly competitive. We believe that the principal competitive factors are: name recognition; company reputation; the quality, relevance and diversity of the images in a company’s collections; the quality of contributing photographers, filmmakers and other imagery partners under contract with a company; effective use of current and emerging technology; customer service; pricing policies and practices; accessibility of imagery; and speed and ease of search and fulfillment. Some of our existing and potential competitors may have or may develop products, services or technology superior to ours, or other competitive advantages. If we are not able to compete effectively, or if a significant image partner were to terminate or fail to renew an agreement with us, we could lose market share, which could have an adverse affect on our revenues and operating results. Our current and potential competitors include: other general visual content providers such as Corbis, Creatas, Photonica, Masterfile and ZefaVisual Media; specialized visual content companies that are well established in their local, content or product-specific market segments such as Reuters News Service, the Associated Press, Action Images, WireImage and Zuma Press; stock film footage businesses such as Corbis Motion; and commissioned photographers. There are also hundreds of small stock photography and film footage agencies and image content aggregators throughout the world.

Our financial results and stock price may fluctuate.

Our revenues and operating results are expected to vary from quarter to quarter due to a number of factors, both within and outside of our control, including, but not limited to, the following:

•	demand for our existing and new content, products and services, and those of our competitors;

•	changes in our pricing policies and practices;

•	changes in the sales mix of our products and services, including the mix of licensed uses, company-owned versus contributor-supplied imagery, and the geographic distribution of such licenses, each of which affect the price of a license and/or the royalty we pay on the license;

•	our ability to attract and retain customers;

•	costs related to potential acquisitions and development of technology, services, products, or new businesses; and

•	fluctuations in currency exchange rates, changes in global capital markets and economic conditions, and changes to applicable tax laws and regulations.

Because of these risks and others, it is possible that our future results may differ from our expectations and the expectations of analysts and investors, causing our stock price to fluctuate.

Impairment of the value of significant assets could have an adverse impact on our operating results.

Our operating results and earnings in future periods may be adversely affected as a result of impairments to the reported value of certain significant assets, the valuation of which requires management’s most difficult judgments as a result of the need to make estimates and assumptions about the effects of matters that are inherently uncertain.

Goodwill and Identifiable Intangible Assets.    Goodwill is the excess of the purchase price and related costs over the fair value of net assets acquired in business combinations. Goodwill arising from business combinations prior to July 1, 2001 was amortized over the associated estimated useful lives, ranging from three to 30 years. Amortization of goodwill for 2001 was $66.1 million. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This statement required us to cease amortization of goodwill and alternatively test the goodwill balance for impairment annually and between annual tests in certain circumstances. When assessing impairment, we must estimate the implied fair value of our goodwill. We estimate the implied fair value based on a discounted cash flow model that involves significant assumptions and estimates based on management’s best judgments of current and future circumstances, including currently enacted tax laws, our future weighted average cost of capital, and our future financial performance. As circumstances change, it is reasonably possible that future goodwill impairment tests could result in a loss on impairment of assets, which would be included in the determination of income from operations. At August 31, 2003, our annual valuation date, the implied fair value of our goodwill exceeded its carrying value by approximately $1.2 billion, causing management to believe that impairment is unlikely in the near future. The balance of goodwill at June 30, 2004 was $603.5 million.

Identifiable intangible assets are assets that do not have physical representation, but that arise from contractual or other legal rights or are capable of being separated or divided from us and sold, transferred, licensed, rented, or exchanged. The majority of the $14.5 million net book value of our identifiable intangible assets at June 30, 2004 consisted of customer lists ($6.7 million) and trademarks, trade names and copyrights ($6.0 million). Identifiable intangible assets are generally valued based on discounted future cash flows that management estimates will be generated by the assets and are amortized on a straight-line basis over their estimated useful lives (see “Estimated Useful Lives of Certain Long-Lived Assets” below for more information).

Estimated Useful Lives of Certain Long-Lived Assets.    The estimated useful lives of our most significant property and equipment and identifiable intangible assets are discussed below. Should we determine at some point in the future that the useful lives of these assets are shorter than estimated, it is reasonably possible that we would be required to accelerate the amortization, or write off the impaired portion, of the unamortized balance of these assets.

Property and equipment.    The majority of the $114.3 million net book value of our property and equipment at June 30, 2004 consisted of image content ($39.6 million), hardware and software ($32.8 million) and leasehold improvements ($20.9 million).

The estimated useful lives of image content are determined based on the average life of imagery that is currently generating revenue. Periodically, we perform analyses of populations of imagery that are representative of all of our image collections. These analyses have shown that the average life of contemporary imagery approximates four years and that the average life of archival imagery approximates 40 years. Historical revenue may not be indicative of future revenue, and therefore, these estimated useful lives are inherently uncertain and require management’s most difficult judgments.

The three-year estimated useful life of hardware and software is determined based on prior experience with related technology and the expected future utility of the assets to us based on our operating plans. As hardware and software providers’ future support of today’s technology and the future of technology in general are inherently uncertain, these estimated useful lives require management’s most difficult judgments. These lives are reviewed whenever events or changes in circumstances indicate that revisions may be required, such as significant technological developments, or the failure of a vendor to continue to support a particular version of software.

Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement, ranging from two to 20 years, with the majority of the net book value invested in assets with remaining estimated useful lives ranging from 11 to 13 years. The estimated useful lives of improvements are determined based on our prior experience with similar assets and the expected future utility of the assets to us based on our operating plans. Our future operating plans could change and we may choose to, or be required to, terminate our leases and thereby abandon our leasehold improvements prior to the termination of the lease or the end of the otherwise estimated useful life. As such, these estimated useful lives require management’s most difficult judgments. These lives are reviewed whenever events or changes in circumstances indicate that revisions may be required, such as a planned move to or from, or remodeling of, a leased space.

Identifiable intangible assets.    As discussed above, the majority of the net book value of our identifiable intangible assets at June 30, 2004 consisted of customer lists and trademarks, trade names and copyrights. We are required to evaluate the remaining useful lives of our identifiable intangible assets each reporting period to determine whether events and circumstances warrant revisions to the remaining periods of amortization. No revisions were determined to be necessary through June 30, 2004. Any future revisions would be applied prospectively.

The estimated useful lives of customer lists, ranging from five to seven years, are determined based on our prior experience with customers in general and revenue we expect to generate through these specific customers in the future. As customers are free to terminate their relationship with us at any time, as our past experience with one group of customers may not be indicative of our future experience with another group, and as past revenue may not be indicative of future revenue, the estimation of these useful lives requires management’s most difficult judgments.

The estimated useful lives of trademarks, trade names and copyrights, ranging from two to 10 years, are generally based on contractual or other legal terms. As these assets’ useful lives may terminate prior to their contractual life due to changes in operating plans, brand strategy, acquisition or disposition of businesses, and legal action, among other circumstances, the estimation of these useful lives requires management’s most difficult judgments.

Income Taxes.    We analyze our tax positions and record estimates in our consolidated balance sheets for potential tax liabilities that may arise in the future relating to current and prior tax periods. These estimates require management’s most difficult judgments as they are based on interpretations of tax laws. These balances are reviewed periodically, and to the extent that future liabilities differ from management’s estimates, it is reasonably possible that we would be required to increase or decrease our estimates of these liabilities through an entry to income tax expense in our consolidated statements of operations.

Deferred income taxes, reflecting the impact of temporary differences between financial and tax reporting and of tax loss carryforwards, are based on currently enacted tax laws. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified into net current and net non-current amounts, based on the balance sheet classification of the related asset or liability. Deferred U.S. income taxes are not provided for unremitted foreign earnings of our foreign subsidiaries because we expect those earnings will be permanently reinvested.

As of December 31, 2003, we had net deferred tax assets of $75.8 million.

The deferred tax assets in respect of loss carryforwards and the related loss carryforwards at December 31, 2003 expire as follows:

(In thousands)	Deferred Taxes	Net Operating Loss Carryforwards
Between 2018 and 2021 (domestic)	$45,669	$119,552
Between 2004 and 2009 (foreign)	1,977	4,862
Indefinite (foreign)	2,144	6,418

Totals	$49,790	$130,832

The remaining $26.0 million in deferred tax assets relate to temporary differences between book and tax income and, to the extent that they are not absorbed by future taxable income, they will increase future net operating losses. Although realization is not assured, management believes, based on its current estimates of near-term future taxable income for its U.S. operations and tax-planning strategies, that it is more likely than not that the domestic net deferred tax assets will be realized within a reasonable period of time and substantially prior to the expiration of the net operating loss carryforwards between 2018 and 2021. In the event that actual results differ from management’s current expectations, the valuation allowance could materially change, directly impacting our consolidated financial statements. We will reevaluate the valuation allowance each year upon completion of updated estimates of taxable income for future periods. If the estimates indicate that we are unable to use all or a portion of the net deferred tax asset balance, a greater valuation allowance will be recorded and charged to income tax expense in the period of that determination, which could be in advance of the expiration of the loss carryforwards.

We may experience system and service disruptions and difficulties.

The digitization and Internet distribution of our visual content is a key component of our business, which involves operations in multiple countries using localized versions of our website all of which use a common technology platform. As a result, we are particularly dependent upon the efficient functioning of our website (and the technology behind it) to allow our customers to access and conduct transactions through our website, in addition to being dependent upon the enterprise systems we use to manage and control our operations. We have in the past and will continue in the future to update and upgrade our website and its underlying technology as well as our enterprise systems. For instance, on June 12, 2004, we launched a significant system upgrade that affected both our customer-facing website and our enterprise systems. This release involved the launch of our Japanese language e-commerce enabled creative site, as well as significant changes to our editorial site. We cannot guarantee that these updates and upgrades will work as desired or will not result in system or service disruptions or difficulties.

In the past, we have experienced infrequent system interruptions that made portions of our website unavailable or prevented us from efficiently taking, processing or fulfilling orders. We also have experienced infrequent difficulties with systems updates and upgrades (including those to our website).

We cannot guarantee that we can prevent future interruptions or difficulties. Additionally, we depend on certain third party software and system providers for the processing and distribution of our imagery and related products and services. System disruptions and difficulties, whether as a result of our internally developed systems or those of the third-party providers, may inconvenience our customers and/or result in negative publicity, and may negatively affect our provision of services and the volume of images we license and deliver over the Internet. Additionally, any such disruptions or difficulties may impact the proper or efficient operation of our enterprise systems.

We have focused significant resources and attention on the installation and development of enterprise systems for technology, business processes, sales and marketing systems, finance and royalty systems, customer interfaces, and other corporate administrative functions. We will need to continue to improve these enterprise systems and their efficiencies as well as our network infrastructure to accommodate increased traffic on our website, sales volume, and the processing of the resulting information. If we do not do so or if we experience disruptions or difficulties as a result of any such improvements, we may face system interruptions, poor response times, diminished customer service, impaired quality and speed of order fulfillment, and potential problems with our controls over financial reporting.

Additionally, the computer and communications hardware necessary to operate our corporate functions are located in metropolitan areas worldwide. Any of these systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquake and similar events. We do not have complete redundancy for all of our network and telecommunications facilities.

Systems security risks and concerns may harm our business.

An important component of our business is the secure transmission of confidential information and the transaction of commerce over the Internet. Developments in computer capabilities, viruses, or other events could result in compromises or breaches of our systems or those of other websites and networks, jeopardizing proprietary and confidential information belonging to us or our customers, or causing potentially serious interruptions in our services, sales or operations. We continue to expend significant resources to protect against the threat of security breaches and to alleviate problems caused by such breaches. Any well-publicized compromises of our security system or the Internet may reduce our customers’ desire to transact business over the Internet.

Certain of our stockholders can exercise significant influence over our business and affairs.

Some of our stockholders own substantial percentages of the outstanding shares of our common stock. Getty Investments L.L.C.; The October 1993 Trust; The JD Klein Family Settlement; Mr. Mark H. Getty, our Chairman; and Mr. Jonathan D. Klein, our Chief Executive Officer, collectively the Getty Group, owned approximately 18% of the outstanding shares of our common stock at September 30, 2004. Getty Investments alone owned approximately 16% of the outstanding shares of our common stock at September 30, 2004. Mr. Mark H. Getty, our Chairman, serves as the Chairman of the Board of Directors of Getty Investments, while Mr. Jonathan D. Klein, our Chief Executive Officer, serves on the Board of Directors of Getty Investments.

As a result of their share ownership, the Getty Group has significant influence over all matters requiring approval of our stockholders, including the election of directors and the approval of business combinations. The substantial percentage of our common stock held by the Getty Group could also make us a less attractive acquisition candidate or have the effect of delaying or preventing a third party from acquiring control over us at a premium over the then-current price of our common stock. In addition to ownership of common stock, certain members of the Getty Group have management and/or director roles within our company that increase their influence over us.

Our right to use “Getty Images” trademarks is subject to forfeiture in the event we experience a change of control.

We own trademarks and trademark applications for the name “Getty Images.” We use “Getty Images” as a corporate identity, as do certain of our subsidiaries, and we use “Getty Images” as a product and service brand. We refer to these trademarks and trademark applications as the Getty Images Trademarks. In the event that a third party or parties not affiliated with the Getty family acquires control of Getty Images, Getty Investments L.L.C. has the right to call for an assignment to it, for a nominal sum, of all rights to the Getty Images Trademarks. In the event of an assignment, we will have 12 months to continue to use the Getty Images Trademarks, after which time we no longer would have the right to use them. Getty Investments’ right to cause such an assignment might have a negative impact on the amount of consideration that a potential acquirer would be willing to pay to acquire our common stock.

An increase in government regulation of the Internet and E-Commerce could have a negative impact on our business.

We are subject to a number of laws and regulations directly applicable to e-commerce. State, federal and foreign governments have and may continue to adopt legislation regulating the Internet and e-commerce. Such legislation or regulation could both increase our cost of doing business and impede the growth of our business or of the Internet, while decreasing the Internet’s acceptance or effectiveness as a communications and commerce medium.

Existing or future laws and regulations that may impact our business include, but are not limited to, those that govern or restrict:

•	privacy issues and data collection, processing, retention and transmission;

•	pricing and taxation of goods and services offered over the Internet;

•	website content, or the manner in which products and services may be offered and/or marketed over the Internet; and

•	sources of liability for companies involved in Internet services or e-commerce.

Certain provisions of our corporate documents and Delaware corporate law may deter a third party from acquiring our company.

Our Board of Directors has the authority to issue up to 5 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote, approval or action by our stockholders. This authority, together with certain provisions of our restated certificate of incorporation, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could occur even if our stockholders consider such change in control to be in their best interests. In addition, the concentration of beneficial ownership of our common stock in the Getty Group, along with certain provisions of Delaware law, may have the effect of delaying, deterring or preventing a takeover of our company.

Our ability to service our indebtedness will depend on our future performance.

Our level of indebtedness may pose substantial risks to our security holders, including the risk that we may not be able to generate sufficient cash flow to satisfy our obligations under our indebtedness or to meet our capital requirements. We will dedicate a portion of our cash flow to pay principal and interest on any amounts outstanding under our senior credit facility, the new debentures and the outstanding debentures. Our ability to service our indebtedness will depend on our future performance, which will be affected by general economic conditions and financial, business and other factors, many of which are beyond our control.

Our indebtedness could reduce our flexibility.

Restrictive covenants in our senior credit facility may limit our flexibility in planning for, or reacting to, changes in our business and competitive environment. Additionally, while we currently anticipate that our available sources of liquidity will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months, changes in U.S. and global capital markets and economies, including significant fluctuations in interest rates and the price of our equity securities, or fluctuations in the results of our operations may impede our access to, or increase the cost of, external financing for our operations and any acquisitions.

Risks Associated with the New Debentures

No public market exists for the new debentures.

The new debentures are a new issue of securities for which there is currently no public market. We do not intend to list the new debentures on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the new debentures will develop or that the holders will be able to sell their new debentures. The dealer manager has informed us that it intends to make a market in the new debentures after the exchange offer is completed. However, the dealer manager is not required to make a market and may cease its market-making at any time and without notice.

Moreover, even if the holders are able to sell their new debentures, we cannot assure you as to the price at which any sales will be made. Future trading prices of the new debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Additionally, it is possible that the market for the new debentures will be subject to disruptions which may have a negative effect on the holders of the new debentures, regardless of our prospects or financial performance.

The new debentures are unsecured and subordinated to all of our existing and future senior indebtedness.

The new debentures are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, including all indebtedness incurred under our senior credit facility. In the event of our bankruptcy, liquidation or reorganization or similar proceeding or upon acceleration of the new debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the new debentures only after all of our senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture governing the new debentures. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the new debentures could be negatively impacted. As of June 30, 2004, we had approximately $3.7 million of senior indebtedness in the form of collateralized letters of credit. In addition, at June 30, 2004, there was approximately $81.3 million available to be drawn by us as senior indebtedness under our senior credit facility. We may from time to time incur additional debt, including senior indebtedness.

We conduct a substantial portion of our operations through our subsidiaries, which may affect our ability to make payments on the new debentures.

We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the new debentures, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the new debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the new debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. These subsidiaries may incur additional debt and liabilities in the future.

The new debentures are convertible only upon the occurrence of certain conditions.

The conditional conversion features of the new debentures could result in your receiving less than the value of the cash and shares of our common stock, if any, into which the new debentures are convertible. The new debentures are convertible into cash and shares of our common stock, if any, only if specified conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the conversion value into which the new debentures would otherwise be convertible.

Conversion of the new debentures would dilute the ownership interest of our existing stockholders.

The conversion of some or all of the new debentures may dilute the ownership interests of our existing stockholders. Any sales in the public market of our common stock issuable upon such conversion, if any, could adversely affect the prevailing market prices of our common stock. In addition, the existence of the new debentures may encourage short selling by market participants because the conversion of the new debentures could depress the price of our common stock.

The trading prices for the new debentures will be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the new debentures as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. This hedging or arbitrage could, in turn, affect the trading prices of the new debentures.

We may not have the funds or the ability to raise the funds necessary to finance the conversion of the new debentures or the purchase of the new debentures if required by holders pursuant to the indenture.

The new debentures are convertible into cash equal to the principal return and the net shares, if any. Upon the occurrence of certain specific kinds of fundamental changes, we will be required to offer to purchase all of the new debentures then outstanding for cash. However, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a “fundamental change” under the new debentures. See the section of this prospectus entitled “Description of the New Debentures—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.” In addition, we will be required to repurchase all or a portion of the new debentures then outstanding at the option of the holders on June 9, 2008, 2013 and 2018 at a purchase price equal to one hundred percent of the outstanding principal amount plus accrued and unpaid interest, including contingent interest, if any. However, we might not have sufficient funds available upon conversion of the new debentures or at any such time to make the required cash payments upon conversion or to repurchase the new debentures, and restrictions in our other indebtedness outstanding in the future may not allow us to make any such cash payments.

Upon conversion of the new debentures, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your new debentures is determined.

The conversion value that you will receive upon conversion of your new debentures is determined by the average of the closing sale prices of our common stock on the New York Stock Exchange for five consecutive trading days. If we have issued a notice of redemption, this five-trading day period will begin on the third trading day following the redemption date. Accordingly, if you exercise your conversion right soon after our issuance of a notice of redemption, the five consecutive days may not begin for several weeks thereafter. If you exercise your conversion right prior to our having issued a notice of redemption, the five-trading day period will begin on the third trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable five-trading day period, the conversion value you receive will be adversely affected.

The fundamental change provision of the indenture governing the new debentures may deter potential acquirors and will restrict our ability to effect certain types of recapitalization transactions.

Under the indenture governing the new debentures, we will be required to offer to purchase all of the new debentures that are outstanding for cash upon the occurrence of certain fundamental changes. This provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, us. For example, a potential acquiror could not issue a combination of stock and cash in exchange for all of our outstanding shares of our common stock without triggering the fundamental change provision. In addition, this fundamental change provision will limit our ability to effect certain types of recapitalization structures. See the section of this prospectus entitled “Description of the New Debentures—Fundamental Change Requires Purchase of New Debentures by Us at the Option of the Holder.”

Risks Relating to the Exchange Offer

The United States federal income tax consequences of the exchange of the outstanding debentures for the new debentures are not entirely clear.

The U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the new debentures are not entirely clear. We intend to take the position that the modifications to the outstanding debentures resulting from the exchange of outstanding debentures for new debentures should not constitute a significant modification of the outstanding debentures for tax purposes. Consistent with our position, the new debentures should be treated as a continuation of the outstanding debentures and there should be no U.S. federal income tax consequences to a holder who exchanges outstanding debentures for new debentures pursuant to the exchange offer. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. See the section of this prospectus entitled “Certain Material United States Federal Income Tax Consequences” beginning on page 63.

If you do not exchange your outstanding debentures, the outstanding debentures you retain may become less liquid as a result of the exchange offer.

If a significant number of outstanding debentures are exchanged in the exchange offer, the liquidity of the trading market for the outstanding debentures, if any, after the completion of the exchange offer may be substantially reduced. Any outstanding debentures exchanged will reduce the aggregate number of outstanding debentures issued and outstanding. This reduction may in turn increase the volatility of the market price for the outstanding debentures. In addition, the outstanding debentures may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the outstanding debentures will exist or be maintained and we cannot assure you as to the prices at which the outstanding debentures may be traded.

PRICE RANGE OF COMMON STOCK

Our common stock was traded on the Nasdaq National Market under the symbol “GETY” through November 4, 2002. Beginning on November 5, 2002, our common stock has been traded on the New York Stock Exchange under the symbol “GYI.” The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market and the New York Stock Exchange, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2002
First Quarter	$30.25	$18.25
Second Quarter	38.48	17.89
Third Quarter	23.28	13.19
Fourth Quarter	31.70	17.59

Year Ended December 31, 2003
First Quarter	$32.29	$25.80
Second Quarter	41.39	26.75
Third Quarter	43.60	31.95
Fourth Quarter	51.00	35.59

Year Ending December 31, 2004
First Quarter	$54.26	$47.15
Second Quarter	60.09	51.65
Third Quarter	60.48	50.28
Fourth Quarter (through October 28, 2004)	59.25	52.39

On October 28, 2004, the last reported sale price of our common stock as reported on the New York Stock Exchange was $59.00 per share. There were approximately 91 holders of record of our common stock as of October 28, 2004.

DIVIDEND POLICY

We have not paid or declared any dividends on our common stock since our inception and anticipate that we will retain our future earnings to finance the continuing development of our business. The payment of any future dividends will be at the discretion of our board of directors and will depend on, among other things, future earnings, the success of our business activities, regulatory and capital requirements, our general financial condition and general business conditions. In addition, our senior credit facility restricts our ability to pay future dividends. Our board of directors does not expect to declare cash dividends on our common stock in the near future.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the years ended December 31, 1999 through 2003 and the six months ended June 30, 2004 are set forth in the table below.

	Six months ended June 30, 2004	Years ended December 31,
		2003	2002	2001	2000	1999
Ratio of earnings to fixed charges(1)	17.6	6.5	2.7	N/A	N/A	N/A
Deficiency of earnings to fixed charges(2)	N/A	N/A	N/A	$(98,662)	$(164,151)	$(69,493)

(1)	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.
(2)	Dollar amounts are in thousands. Due to net losses incurred in 2001, 2000 and 1999, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.

CAPITALIZATION

The following table sets forth certain unaudited information regarding our capitalization as of June 30, 2004 on an actual basis and as adjusted, assuming all of the outstanding debentures are exchanged pursuant to the exchange offer. This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information incorporated by reference in this prospectus. See the section of this prospectus entitled “Where You Can Find More Information.”

	June 30, 2004
	Actual(1)	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$117,922	$116,463

Short-term debt	$—	$—
Long term debt
0.5% Convertible Subordinated Debentures due 2023	265,000	—
0.5% Convertible Subordinated Debentures, Series B due 2023	—	265,000
Other long term debt	—	—

Total long term debt	265,000	265,000

Stockholders’ equity (deficit):
Common Stock, $0.01 par value per share;
100,000,000 shares authorized; 59,118,127 shares issued and outstanding	592	592
Additional paid-in capital	1,149,699	1,149,699
Accumulated deficit, unearned compensation and cumulative translation adjustments	(215,701)	(216,603)

Total stockholders’ equity (deficit)	934,590	933,688

Total capitalization	$1,199,590	$1,198,688

(1)	Actual amounts are derived from our unaudited consolidated balance sheet at June 30, 2004.

SELECTED FINANCIAL INFORMATION

The following table presents our selected consolidated financial data and should be read in conjunction with our audited and unaudited consolidated financial statements and related notes thereto incorporated by reference in this prospectus. See the section of this prospectus entitled “Where You Can Find More Information.” Certain of the selected historical consolidated financial data for the five fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements incorporated by reference herein. Certain of the selected historical consolidated financial data for the six months ended June 30, 2003 and June 30, 2004 are derived from our unaudited interim consolidated financial statements incorporated by reference herein and, in the opinion of management, fairly present our results for such periods. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of our results of operations for the entire year.

	Year Ended December 31,					Six Months Ended
						June 30, 2003	June 30, 2004
	1999	2000	2001	2002	2003
						(Unaudited)	(Unaudited)
	(In millions, except ratio data)
Operating Data:
Net sales	$247,840	$484,846	$450,985	$463,011	$523,196	$258,038	$306,839
Operating income (loss)(1)	(65,327)	(144,676)	(77,582)	49,425	103,269	47,708	82,785
Interest expense	(5,464)	(15,828)	(17,231)	(15,364)	(9,765)	(7,652)	(1,980)
Income (loss) before income taxes(1)	(69,493)	(164,151)	(98,662)	36,087	87,716	43,203	83,837
Net income (loss)(1)	(67,833)	(169,334)	(95,312)	21,468	64,017	26,396	51,238
Balance Sheet Data:
Cash and cash equivalents	$105,356	$65,894	$46,173	$76,105	$140,058	$372,035	$117,922
Short-term investments	—	—	—	40,698	167,525	82,649	304,160
Total working capital	116,999	59,224	13,275	101,911	292,426	205,476	417,385
Total assets	939,569	1,100,636	993,081	1,025,055	1,224,084	1,353,138	1,320,104
Long-term debt less current maturities	101,802	274,427	256,215	244,739	265,011	265,000	265,000
Total debt(2)	105,681	275,166	276,159	244,739	265,011	510,367	265,000
Total stockholders’ equity (deficit)	745,691	683,547	599,500	667,953	835,806	735,780	934,590
Other Data:
Depreciation	$25,670	$49,476	$59,507	$61,014	$57,348	$29,736	$27,144
Goodwill amortization	47,534	101,039	66,085	—	—	—	—

(1)	Operating loss, loss before income taxes and net loss for fiscal year 2000 include a $53.4 million pretax charge for impairment of goodwill.
(2)	Total debt as of June 30, 2003 includes our $250.0 million convertible subordinated notes due 2007 which were called in June, 2003 and settled in July, 2003.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The purpose of the exchange offer is to change certain terms of the outstanding debentures, including the type of consideration we will pay holders of the new debentures who convert their new debentures. We believe that changing the consideration payable upon conversion of the outstanding debentures will reduce potential volatility on our earnings per share and reduce the likelihood of dilution to our stockholders, which is in the best interests of the company and our stockholders.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we are offering to exchange $1,000 principal amount of our newly issued 0.5% Convertible Subordinated Debentures, Series B due 2023 for each $1,000 principal amount of our outstanding 0.5% Convertible Subordinated Debentures due 2023. Interest on each new debenture will accrue from the settlement date.

Outstanding debentures may be exchanged only in minimum denominations of $1,000 and integral multiples of $1,000. New debentures will be issued only in minimum denominations of $1,000.

Conditions to the Exchange Offer

Notwithstanding any other provisions of this exchange offer, we will not be required to accept for exchange any outstanding debentures tendered, and we may terminate or amend this exchange offer, if any of the following conditions precedent to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the exchange offer or with the acceptance of outstanding debentures and issuance of the new debentures:

(1) A minimum of $198,750,000 aggregate principal amount (or 75%) of the outstanding debentures shall have been tendered for exchange in the exchange offer;

(2) The exchange shall not result in any adverse tax consequences to us;

(3) No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of outstanding debentures under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of outstanding debentures under the exchange offer; or

•	in our reasonable judgment, could materially adversely affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities, taxes or prospects of the company and its subsidiaries, taken as a whole, or would be material to holders of outstanding debentures in deciding whether to accept the exchange offer;

(4) (a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the National Association of Securities Dealers, Inc.; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer;

(5) The trustee with respect to the outstanding debentures shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer or the exchange of outstanding debentures under the exchange offer, nor shall the trustee or any holder of outstanding debentures have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the outstanding debentures under the exchange offer;

(6) There shall not have occurred or be continuing any tender or exchange offer, other than the exchange offer described in this prospectus by us, with respect to some or all of our outstanding common stock, or any merger, acquisition or other business combination proposal involving us made by any person or entity;

(7) The registration statement and any post-effective amendment to the registration statement covering the new debentures shall have been declared effective under the Securities Act of 1933, as amended; and

(8) A Form T-1 with respect to the indenture governing the new debentures shall be effective under the Trust Indenture Act of 1939 immediately prior to the closing of the exchange offer.

All of the foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

(1) terminate the exchange offer and return all tendered outstanding debentures to the holders thereof;

(2) modify, extend or otherwise amend the exchange offer and retain all tendered outstanding debentures until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see “—Expiration Date; Extensions; Amendments,” “—Proper Execution and Delivery of Letter of Transmittal” and “—Withdrawal of Tenders” below); or

(3) waive the unsatisfied conditions and accept all outstanding debentures tendered and not previously withdrawn.

Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us.

Expiration Date; Extensions; Amendments

For purposes of the exchange offer, the term “expiration date” shall mean 5:00 p.m., New York City time, on November 30, 2004, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion, (1) to not accept any of the outstanding debentures tendered, (2) to extend the exchange offer, (3) to terminate the exchange offer upon failure to satisfy any of the conditions listed in “—Conditions to the Exchange Offer” or (4) to interpret, amend or modify the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination, amendment or modification to the exchange agent. Any such extension, termination or material amendment will be followed promptly by a press release or other permitted means which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we amend the exchange offer in a manner that we determine constitutes a material or significant change, we will extend the exchange offer for a period of five to 20 business days, depending upon the significance of the amendment, if the exchange offer would otherwise have expired during such five to 20 business day period. Any change in the consideration offered to holders of outstanding debentures in the exchange offer shall be paid to all holders whose outstanding debentures have previously been tendered pursuant to the exchange offer.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will comply with applicable securities laws by disclosing any such amendment by means of a prospectus supplement that we distribute to the holders of the outstanding debentures. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release through any appropriate news agency.

Certain Consequences to Holders of Outstanding Debentures Not Tendering in the Exchange Offer

Consummation of the exchange offer for the outstanding debentures may have adverse consequences to holders of outstanding debentures who elect not to tender outstanding debentures in the exchange offer. See the section of this prospectus entitled “Risk Factors—Risks Relating to the Exchange Offer.”

Effect of Tender

Any valid tender by a holder of outstanding debentures that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer and the letter of transmittal. The acceptance of the exchange offer by a tendering holder of outstanding debentures will constitute the agreement by that holder to deliver good and marketable title to the tendered outstanding debentures, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

Holders of the outstanding debentures do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

Acceptance of Outstanding Debentures for Exchange; Delivery of New Debentures

The new debentures will be delivered in book-entry form on the settlement date, which we anticipate will be promptly following the expiration date, after giving effect to any extensions.

We will be deemed to have accepted validly tendered outstanding debentures when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of new debentures will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the outstanding debentures for the purpose of receiving book-entry transfers of outstanding debentures in the exchange agent’s account at the Depository Trust Company, or DTC. If any validly tendered outstanding debentures are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if outstanding debentures are validly withdrawn, such outstanding debentures will be returned without expense to the tendering holder or such outstanding debentures will be credited to an account maintained at DTC designated by the DTC participant who so delivered such outstanding debentures, in either case, promptly after the expiration or termination of the exchange offer.

Procedures for Exchange

If you hold outstanding debentures and wish to have such securities exchanged for new debentures, you must validly tender, or cause the valid tender of, your outstanding debentures using the procedures described in this prospectus, in the accompanying letter of transmittal and the other agreements and documents described in the letter of transmittal.

Only registered holders of outstanding debentures are authorized to tender the outstanding debentures. The procedures by which you may tender or cause to be tendered outstanding debentures will depend upon the manner in which the outstanding debentures are held, as described below.

Tender of Outstanding Debentures Held Through a Custodian or Nominee.    If you are a beneficial owner of outstanding debentures that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender outstanding debentures in the exchange offer, you should contact the record holder promptly and instruct the record holder to tender the outstanding debentures on your behalf using one of the procedures described below.

Tender of Outstanding Debentures Through DTC.    Pursuant to authority granted by DTC, if you are a DTC participant that has outstanding debentures credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your outstanding debentures as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with outstanding debentures credited to their accounts. If you are not a DTC participant, you may tender your outstanding debentures by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the launch date of the exchange offer, the exchange agent will establish accounts with respect to the outstanding debentures at DTC for purposes of the exchange offer.

Any participant in DTC may tender outstanding debentures by:

(1) effecting a book-entry transfer of the outstanding debentures to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering outstanding debentures that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date; or

(2) completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at one of its addresses on the back cover of this prospectus.

With respect to option (1) above, the exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP.

The letter of transmittal (or facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, must be transmitted to, and received by, the exchange agent prior to the expiration date at one of its addresses set forth on the back cover of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures.    If you desire to tender your outstanding debentures and you cannot complete the procedures described above on a timely basis, you may still tender your outstanding debentures in the exchange offer if:

(1) you tender your outstanding debentures through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed letter of transmittal for the exchange offer (or a facsimile copy of it) or an electronic confirmation pursuant to DTC’s ATOP system, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

•	sets forth the name and address of the holder of outstanding debentures and the amount of outstanding debentures being tendered in the exchange offer;

•	states that the tender is being made thereby; and

•	guarantees that within three trading days after the expiration date of the exchange offer, a book-entry confirmation of delivery and any other documents required by the letter of transmittal for the exchange offer, if any, will be deposited by the eligible institution with the exchange agent; and

(3) book-entry confirmation of delivery and all other documents, if any, required by the letter of transmittal for the exchange offer are received by the exchange agent within three trading days after the expiration date.

The notice of guaranteed delivery relating to the exchange offer must be sent by hand delivery or by facsimile to the exchange agent and must include a guaranty by an eligible institution in the form set forth in the notice of guaranteed delivery relating to the exchange offer.

Letter of Transmittal

Subject to and effective upon the acceptance for exchange, and the exchange, of new debentures for outstanding debentures tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of outstanding debentures:

•	irrevocably sells, assigns and transfers to or upon the order of the company all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of the outstanding debentures tendered thereby;

•	waives any and all rights with respect to the outstanding debentures;

•	releases and discharges us and the trustee under the indenture governing the outstanding debentures from any and all claims such holder may have, now or in the future, arising out of or related to the outstanding debentures, including, without limitation, any claims that such holder is entitled to participate in any redemption of the outstanding debentures;

•	represents and warrants that the outstanding debentures tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	designates an account number of a DTC participant in which the new debentures are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered outstanding debentures, with full powers of substitution, resubstitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the outstanding debentures tendered to be assigned, transferred and exchanged in the exchange offer.

Proper Execution and Delivery of Letter of Transmittal

If you wish to participate in the exchange offer, delivery of your outstanding debentures, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date to allow sufficient time to ensure timely delivery.

Except as otherwise provided below, all signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the outstanding debentures and the holder(s) has not completed the portion entitled “Special Issuance and Payment Instructions” on the letter of transmittal; or

•	the outstanding debentures are tendered for the account of an eligible institution as more fully explained in the letter of transmittal.

Withdrawal of Tenders

Tenders of outstanding debentures in connection with the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. Tenders of outstanding debentures may not be withdrawn at any time after such date unless the exchange offer is extended, in which case tenders of outstanding debentures may be withdrawn at any time prior to the expiration date, as extended. For a withdrawal to be effective, the exchange agent must receive written notice of withdrawal at the address, or in the case of eligible institutions, at the facsimile number, listed on the back cover of this prospectus prior to the expiration date. Any notice of withdrawal must:

•	specify the name of the holder that tendered the outstanding debentures to be withdrawn;

•	contain a statement that you are withdrawing your election to tender your outstanding debentures in the exchange offer;

•	state the principal amount of the outstanding debentures to be withdrawn; and

•	be signed by you in the same manner as the original signature in the letter of transmittal for the exchange offer by which the outstanding debentures were previously tendered, including any required signature guarantees.

Beneficial owners desiring to withdraw outstanding debentures previously tendered should contact the DTC participant through which such beneficial owners hold their outstanding debentures. In order to withdraw outstanding debentures previously tendered, a DTC participant may, prior to the expiration date, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. However, signatures on the notice of withdrawal need not be guaranteed if the outstanding debentures being withdrawn are held for the account of an eligible institution as more fully explained in the letter of transmittal. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

Withdrawals of tenders of outstanding debentures may not be rescinded and any outstanding debentures withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn outstanding debentures, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.

Accounting Treatment

We will record the new debentures in our accounting records at the same carrying value as the outstanding debentures. This carrying value is the aggregate principal amount of the outstanding debentures, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be expensed as incurred.

We will use the treasury stock method as if the new debentures were outstanding since June 2003, when the outstanding debentures were issued, under which (1) the number of shares of our common stock deemed to be outstanding for the purpose of calculating diluted earnings per share will not be increased unless the closing sale price of our common stock exceeds the base conversion price of the new debentures (initially $61.08) and (2) whenever the closing sale price of our common stock exceeds the base conversion price, the number of dilutive shares will be determined by the following formula:

[	(closing sale price on the last trading day of the applicable reporting period x applicable conversion rate) – $1,000	]	x	the number of outstanding new debentures
closing sale price on the last trading day of the applicable reporting period

Miscellaneous

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of outstanding debentures in connection with the exchange offer will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any outstanding debentures in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of outstanding debentures unless we waive that condition for all such holders. None of us, the exchange agent, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tenders of outstanding debentures involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Outstanding debentures received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such outstanding debentures by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date or the withdrawal or termination of the exchange offer.

Exchange Agent and Information Agent

The Bank of New York has been appointed the exchange agent for the exchange offer. Letters of transmittal, notices of guaranteed delivery and all correspondence in connection with the exchange offer should be sent or delivered by each holder of outstanding debentures, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address set forth on the back cover of this prospectus. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Georgeson Shareholder Communications, Inc. has been appointed as the information agent for the exchange offer, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address set forth on the back cover of this prospectus. Holders of outstanding debentures may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer.

Dealer Manager

We have retained Goldman, Sachs & Co. to act as dealer manager in connection with the exchange offer. We will pay a fee to the dealer manager on the earlier of the expiration date and the termination date of the exchange offer if the exchange offer is terminated prior to its completion. Upon the successful completion of the exchange offer, we will pay an additional fee to the dealer manager. The amount of the additional fee is based on the percentage of the aggregate principal amount of the outstanding debentures tendered in the exchange offer. The obligations of the dealer manager to perform such functions are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws or to contribute to payments that the dealer manager may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer manager at the address and telephone number set forth on the back cover of this prospectus.

The dealer manager, and its affiliates have provided, from time to time, and may in the future provide, investment banking, financial and other services to us for which we have paid, and intend to pay, customary fees. The dealer manager, in the ordinary course of business, also makes markets in our securities, including the outstanding debentures. As a result, from time to time, Goldman, Sachs & Co. may own certain of our securities, including the outstanding debentures.

Other Fees and Expenses

Tendering holders of outstanding debentures will not be required to pay any expenses of soliciting tenders in the exchange offer, including any fee or commission to the dealer manager. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by our officers and other employees and our affiliates.

DESCRIPTION OF THE NEW DEBENTURES

We will issue the new debentures under a subordinated indenture, to be dated as of December      , 2004, between us and The Bank of New York, as trustee.

The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the new debentures and the indenture. We urge you to read the indenture and the form of the new debentures, which you may obtain from us upon request, because they and not this description define your rights in respect of the new debentures. As used in this description, all references to “Getty Images,” “we,” “us” or “our” mean Getty Images, Inc., excluding, unless otherwise expressly stated or the context otherwise requires, any of our subsidiaries.

General

The new debentures will be subordinated indebtedness of Getty Images and will rank equal in right of payment with all of our other existing and future subordinated debt and junior to all existing and future senior indebtedness. See the section of this prospectus entitled “—Ranking and Subordination.”

The new debentures will be limited to up to $265.0 million aggregate principal amount and will be issued only in registered form without coupons in denominations of $1,000 principal amount and any integral multiple of $1,000 above that amount. We use the term “new debenture” in this prospectus to refer to each $1,000 principal amount of 0.5% Convertible Subordinated Debentures, Series B due 2023. The new debentures will mature on June 9, 2023. On the maturity date of the new debentures, a holder will be entitled to receive the principal amount of a new debenture, plus any accrued and unpaid interest, including contingent interest, if any.

The new debentures will bear regular interest at an annual rate equal to 0.5% on the principal amount from the most recent date prior to the expiration date to which regular interest has been paid or provided for on the outstanding debentures. Regular interest will be payable semi-annually in arrears on June 9 and December 9 of each year, each an interest payment date, beginning June 9, 2005, to the person in whose name a new debenture is registered at the close of business on the June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date, each of which we refer to as a record date. Each payment of regular interest will include interest accrued for the period, which we refer to as an interest period, commencing on and including the immediately preceding interest payment date (or, if none, the most recent interest payment date for the outstanding debentures) to but excluding the applicable interest payment date. Regular interest on the new debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months. Contingent interest, if any, will be payable as described below under “—Contingent Interest.”

If any interest payment date of a new debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date, redemption date, fundamental change purchase date or purchase date of a new debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date, fundamental change purchase date or purchase date to such next succeeding business day. The term “business day” means, with respect to any new debenture, any day (other than a day which is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York, New York.

The new debentures are redeemable prior to maturity only on or after June 13, 2008 as described below under “—Redemption of New Debentures at Our Option,” and do not have the benefit of a sinking fund. Principal of and interest on the new debentures will be payable at the office of the trustee.

If certain conditions have been satisfied, the new debentures may be presented for conversion at the office of the trustee, and for registration of transfer or exchange at the office of the registrar, which initially will be The Bank of New York. No service charge will be made for any registration of transfer or exchange of new debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Maturity, conversion, purchase by us at the option of a holder or redemption of a new debenture will cause interest to cease to accrue on such new debenture. We may not reissue a new debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such new debenture.

Ranking and Subordination

The payment of the principal of (including payment of the principal return upon conversion), premium (if any), and interest on the new debentures is subordinated in right of payment, to the extent set forth in the indenture, to the payment when due of all of our existing and future senior indebtedness. As of June 30, 2004, we had $3.7 million of senior indebtedness outstanding (excluding unused commitments) in the form of collateralized letters of credit. Getty Images and its subsidiaries may incur substantial additional indebtedness and, in any case, all or a portion of such indebtedness may be senior indebtedness and may be secured. The new debentures will be effectively subordinated to all indebtedness of our subsidiaries.

Only our indebtedness that is senior indebtedness will rank senior to the new debentures in accordance with the provisions of the indenture. The new debentures will in all respects rank equal with all of our other subordinated indebtedness. Unsecured indebtedness is not deemed to be subordinate or junior to secured indebtedness merely because it is unsecured, nor is any indebtedness deemed to be subordinate or junior to other indebtedness merely because it matures after such other indebtedness.

We may not pay principal of (including payment of the principal return upon conversion), premium (if any) or interest on the new debentures and may not otherwise convert, redeem, purchase or retire any new debentures (collectively, “pay the new debentures”) if (i) any senior indebtedness is not paid when due or (ii) any other default on senior indebtedness occurs and the maturity of such senior indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and/or any such acceleration has been rescinded or such senior indebtedness has been paid; provided, however, that we may pay the new debentures without regard to the foregoing if we and the trustee receive written notice approving such payment from the representative of the senior indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the preceding sentence) with respect to any designated senior indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the new debentures (except (i) in qualified capital stock issued by us to pay interest on the new debentures or issued in exchange for the new debentures, (ii) in securities substantially identical to the new debentures issued by us in payment of interest accrued thereon or (iii) in securities issued by us that are subordinated to the senior indebtedness at least to the same extent as the new debentures and having a weighted average life to maturity at least equal to the remaining weighted average life to maturity of the new debentures) for a period (a “payment blockage period”) commencing upon the receipt by the trustee (with a copy to us) of written notice (a “blockage notice”) of such default from the representative of the holders of such designated senior indebtedness specifying an election to effect a payment blockage period and ending 179 days thereafter (or earlier if such payment blockage period is terminated (i) by written notice to the trustee and us from the person or persons who gave such blockage notice, (ii) because the default giving rise to such blockage notice has been cured or waived or is no longer continuing or (iii) because such designated senior indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, but subject to the provisions of the first sentence of this paragraph and the provisions of the immediately succeeding paragraph, we may resume payments on the new debentures after the end of such payment blockage period. Not more than one blockage notice may be given, and not more than one payment blockage period may occur, in any consecutive 360-day period, irrespective of the number of defaults with respect to designated senior indebtedness during such period. In no event, however, may the total number of days during which any payment blockage period or payment blockage periods is in effect exceed 179 days in the aggregate during any 360-consecutive-day period. However, if any blockage notice within such 360-day period is given by or on behalf of any holders of designated senior indebtedness (other than the agent under the senior credit facilities), the agent under the senior credit facilities may give another blockage notice within such period. In no event, however, may the total number of days during which any payment blockage period or payment blockage periods is in effect exceed 179 days in the aggregate during any 360-consecutive-day period. No nonpayment default that existed or was continuing on the date of delivery of any blockage notice to the trustee shall be, or be made, the basis for a subsequent blockage notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of our assets upon a total or partial liquidation or dissolution or reorganization or bankruptcy of or similar proceeding relating to us or our property, the holders of senior indebtedness will be entitled to receive payment in full, in cash or cash equivalents, of the senior indebtedness before the holders of the new debentures are entitled to receive any payment or distribution, and until the senior indebtedness is paid in full, in cash or cash equivalents, any payment or distribution to which holders of the new debentures would be entitled but for the subordination provisions of the indenture will be made to holders of the senior indebtedness as their interests may appear. If a distribution is made to the trustee or to holders of the new debentures that, due to the subordination provisions, should not have been made to them, the trustee or such holders are required to hold it in trust for the holders of senior indebtedness and pay it over to them as their interests may appear.

If payment of the new debentures is accelerated because of an event of default, we or the trustee shall promptly notify the representative (if any) of any issue of designated senior indebtedness that is then outstanding; provided, however, that we and the trustee shall be obligated to notify such a representative (other than with respect to the senior credit facilities) only if such representative has delivered or caused to be delivered an address for the service of such a notice to us and the trustee (and we and the trustee shall be obligated only to deliver the notice to the address so specified). If a notice is required pursuant to the immediately preceding sentence, we may not pay the new debentures (except payment (i) in qualified capital stock issued by us to pay interest on the new debentures or issued in exchange for the new debentures, (ii) in securities substantially identical to the new debentures issued by us in payment of interest accrued thereon or (iii) in securities issued by us that are subordinated to the senior indebtedness at least to the same extent as the new debentures and have a weighted average life to maturity at least equal to the remaining weighted average life to maturity of the new debentures), until five business days after the respective representative of the designated senior indebtedness receives notice (at the address specified in the preceding sentence) of such acceleration and, thereafter, may pay the new debentures only if the subordination provisions of the indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the indenture, in the event of liquidation or insolvency, creditors of ours who are holders of senior indebtedness may recover more, ratably, than the holders of the new debentures, and creditors of ours who are not holders of senior indebtedness (including holders of the new debentures) may recover less, ratably, than holders of senior indebtedness. In addition, the indenture does not prohibit the transfer or contribution of assets of ours to our subsidiaries. In the event of any such transfer or contribution, holders of the new debentures will be effectively subordinated to the claims of creditors of such restricted subsidiaries with respect to such assets.

Conversion Rights

Subject to certain conditions, a holder may convert each new debenture at the conversion rate. The ability to surrender new debentures for conversion will expire at the close of business on the maturity date of the new debentures, unless we have previously redeemed or purchased them.

Prior to June 9, 2008, the conversion rate will be determined as follows:

•	if the applicable stock price (including any applicable stock price determined after June 9, 2008 for new debentures tendered for conversion prior to June 9, 2008) is less than or equal to the base conversion price, the conversion rate will be the base conversion rate; and

•	if the applicable stock price (including any applicable stock price determined after June 9, 2008 for new debentures tendered for conversion prior to June 9, 2008) is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

Base Conversion Rate +	[	(Applicable Stock Price - Base Conversion Price)	x Incremental Share Factor	]
Applicable Stock Price

Notwithstanding the foregoing, in no event will the conversion rate exceed 26.2054, subject to the same proportional adjustment as the base conversion rate, which we refer to as the maximum conversion rate.

From and after June 9, 2008, the conversion rate will be fixed for the remainder of the term of the new debentures (except for any new debentures tendered for conversion prior to June 9, 2008) at the conversion rate determined as set forth above assuming a conversion date that is eight trading days prior to June 9, 2008, which we refer to as the fixed conversion rate, subject to the same adjustments as the base conversion rate.

The “base conversion rate” is 16.3720, subject to adjustment as described under “—Conversion Procedures—Conversion Rate Adjustments.” The “base conversion price” is a dollar amount (initially $61.08) derived by dividing the principal amount per new debenture by the base conversion rate. The “incremental share factor” is 16.3720, subject to the same proportional adjustment as the base conversion rate. The “applicable stock price” is equal to the average of the closing sale prices of our common stock during the applicable conversion reference period (as defined below under “—Conversion Procedures—Conversion Settlement”).

We will not deliver any fractional shares of our common stock upon conversion of the new debentures. In lieu of fractional shares otherwise deliverable (calculated on an aggregate basis) in respect of new debentures being converted by a holder, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable stock price.

Holders may surrender new debentures for conversion only if at least one of the conditions described below is satisfied. In addition, a new debenture for which a holder has delivered a fundamental change purchase notice requiring us to purchase the new debentures may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. We will settle the conversion of new debentures in cash and shares of our common stock, if any, as described below under “—Conversion Procedures—Conversion Settlement.”

Conversion Rights Based on Common Stock Price.    On or prior to December 31, 2007, a holder may surrender a new debenture or portions of new debentures in integral multiples of $1,000 principal amount for conversion in any fiscal quarter (and only during such fiscal quarter) commencing after December 31, 2004, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30). We refer to this price as the “conversion trigger price.” In addition, a holder may convert the new debentures at any time after December 31, 2007, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any fiscal quarter commencing after September 30, 2007 is more than the conversion trigger price.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, by the NASDAQ National Market, Inc. (“NASDAQ”) or, if our common stock is not quoted by NASDAQ, on the principal other market on which our common stock is then traded.

The “closing sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by NASDAQ or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

Conversion Rights Upon Credit Rating Events.    Holders may surrender their new debentures for conversion at any time after the earlier of (1) the date on which the credit rating assigned to the new debentures by S&P is below B-, or the credit rating assigned to the new debentures by Moody’s is below B3 and (2) January 31, 2005 if either S&P or Moody’s does not assign a rating to the new debentures on or prior to such day.

Conversion Upon Satisfaction of Trading Price Condition.    Holders may surrender their new debentures for conversion prior to maturity during the five business day period after any five consecutive trading day period in which the “trading price” per new debenture, as determined following a request by a holder of new debentures in accordance with the procedures described below, for each day of that period was less than 95% of the product of the closing sale price of our common stock and the conversion rate in effect on such day (determined based on such closing sale price rather than the applicable stock price) (the “trading price condition”); provided that if, on the date of any conversion pursuant to the trading price condition that is on or after June 9, 2018, the closing sale price of our common stock is greater than the effective conversion price, then the conversion value we will use to settle your new debentures will equal the principal amount of your new debentures plus accrued and unpaid interest, if any, including contingent interest, if any, as of the conversion date (“principal value conversion”). The “effective conversion price” is, as of any date of determination, a dollar amount (initially $61.08) derived by dividing the principal amount per new debenture by the conversion rate then in effect (assuming a conversion date eight trading days prior to the date of determination); provided that from and after June 9, 2008, the effective conversion price shall be the principal amount divided by the fixed conversion rate.

The “trading price” of the new debentures on any date of determination means the average of the secondary market bid quotations obtained by us or a quotation agent appointed by us for $5.0 million principal amount of the new debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by us or such agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or such agent, that one bid shall be used. If we or such agent cannot reasonably obtain at least one bid for $5.0 million principal amount of the new debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the new debentures, then the trading price per new debenture on such day will be deemed to be less than 95% of the product of the closing sale price of our common stock and the conversion rate in effect on such day.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the new debentures unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per new debenture would be less than 95% of the product of the closing sale price of our common stock and the conversion rate then in effect. At such time, we shall instruct the trustee to determine the trading price of the new debentures beginning on the next trading day and on each successive trading day until the trading price per such new debenture is greater than or equal to 95% of the product of the closing sale price of our common stock and the conversion rate then in effect.

Conversion Rights Upon Notice of Redemption.    A holder may surrender new debentures called for redemption for conversion at any time prior to the close of business on the business day immediately preceding the redemption date, even if the new debentures are not otherwise convertible at such time. A new debenture for which a holder has delivered a fundamental change purchase notice, as described below, requiring us to purchase the new debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion Rights Upon Occurrence of Certain Corporate Transactions.

(i) Conversion Upon Specified Events.    If we are party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock would be converted into cash, securities or other property, a holder may surrender new debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction (or, if such consolidation, merger or share exchange also constitutes a fundamental change, until the fundamental change purchase date). After the effective time, settlement of the new debentures and the conversion value and the net share amount, as defined below, will be based on the kind and amount of cash, securities or other property of Getty Images or another person that the holder of new debentures would have received had the holder converted its new debentures immediately prior to the transaction.

If such transaction also constitutes a fundamental change, the holder will be able to require us to purchase all or a portion of such holder’s debentures as described under “—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.”

In the event of a fundamental change, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, we will provide to all holders of the new debentures and the trustee a notice by registered mail, and will issue a press release through a public medium that is customary for such press release and publish the information on our website.

(ii) Conversions Upon Certain Distributions.    If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your new debentures for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. You will not be able to convert your new debentures as a result of such a distribution if you will otherwise participate in the distribution without having to convert your new debentures.

Upon determination that you are or will be entitled to convert your new debentures in accordance with the foregoing provisions, we will issue a press release and publish such information on our website.

Conversion Procedures

To convert your new debenture you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in new debentures evidenced by a global new debenture):

•	complete and manually sign the conversion notice on the back of the new debenture or facsimile of the conversion notice and deliver this notice to the trustee;

•	surrender the new debenture to the trustee;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. Upon conversion of new debentures, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the cash and shares of our common stock, if any, for which the new debenture is convertible, together with any cash payment for such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount of the new debenture; and

•	to satisfy our obligation to pay accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date through the conversion date.

As a result, the principal amount and unpaid interest, including contingent interest, if any, through the conversion date are deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the above, if new debentures are converted after a record date but prior to the next succeeding interest payment date, holders of such new debentures at the close of business on the record date will receive the interest payable on such new debentures on the corresponding interest payment date notwithstanding the conversion. Such new debentures, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the new debentures so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a fundamental change purchase date that is after a record date and on or prior to the next interest payment date or (3) to the extent of overdue interest or overdue contingent interest, if any, if overdue interest or overdue contingent interest exists at the time of conversion with respect to such new debenture.

Conversion Settlement.    Subject to certain exceptions described under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition,” and under “—Conversion Rights—Conversion Rights Upon Occurrence of Certain Corporate Transactions” above, if a holder surrenders its new debentures for conversion, such holder will receive, in respect of each $1,000 principal amount of new debenture:

•	cash in an amount (the “principal return”) equal to the lesser of (a) the principal amount of each new debenture and (b) the conversion value (as described below); and

•	if the conversion value is greater than the principal amount of each new debenture, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts (calculated as described below) for each trading day during the applicable conversion reference period (described below) (the “net share amount”).

The “applicable conversion reference period” means:

•	for new debentures tendered for conversion after we have specified a redemption date for those new debentures, the five consecutive trading days beginning on the third trading day following the redemption date; or

•	in all other cases, the five consecutive trading days beginning on the third trading day following the date the new debentures are tendered for conversion.

The “conversion value” is equal to (a) the applicable conversion rate, multiplied by (b) the applicable stock price (as defined above under “—Conversion Rights”). The cash payment for fractional shares will be based on the applicable stock price.

The “daily share amount,” for each new debenture on each trading day in the applicable conversion reference period, is equal to the greater of:

•	zero; or

•	a number of shares of our common stock determined by the following formula:

[	(closing sale price on such trading day x applicable conversion rate) – $1,000	]
5 x closing sale price on such trading day

The conversion value, principal return and net share amount will be determined by us promptly after the end of the applicable conversion reference period. We will pay the principal return and cash for fractional shares and deliver net shares, if any, no later than the third business day following the determination of the applicable stock price.

Conversion Rate Adjustments.    Each of the base conversion rate, the maximum conversion rate, the incremental share factor and any fixed conversion rate will be adjusted:

(a)	for dividends or distributions on shares of our common stock payable in shares of our common stock;

(b)	for subdivisions, combinations or certain reclassifications of shares of our common stock;

(c)	for distributions to all holders of shares of our common stock of rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution;

(d)	for distributions to all holders of shares of our common stock of shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	cash distributions and dividends specified below.

(e)	If we pay cash dividends or distributions, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 – C

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR1 = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the average of the closing sale prices of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date of such distribution; and

C = the amount in cash per share we distribute to holders of our common stock;

(f)	for distributions of shares of capital stock of, or similar equity interests in, one of our subsidiaries or other business units to all holders of shares of our common stock, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(g)	if we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of such common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(h)	if someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of our common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of our common stock exceeds the current market price per share of our common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

•	However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Getty Images or a sale of all or substantially all of our assets.

To the extent that we adopt a rights plan during the term of the new debentures, you will receive, upon conversion of your new debentures, if you receive shares of our common stock in connection therewith, the rights under the rights plan unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under clause (d) above, subject to readjustment in the event of the subsequent expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for such common stock, upon conversion of your new debentures after the effective date of such event, the conversion value and the net share amount, if any, will be based on the kind and amount of cash, securities or other property that you would have received if you had converted your new debentures immediately prior to the transaction.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of our common stock or in certain other situations requiring a conversion rate adjustment. We may, from time to time, increase the conversion rate for a period of at least 20 business days if our board of directors has made a determination that this increase would be in our best interests.

Any such determination by our board of directors will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

We will pay contingent interest to holders of the new debentures during any six-month period from and including an interest payment date to but excluding the next interest payment date,

commencing with the six-month period ending December 9, 2008, if the average trading price of the new debentures for a five trading day measurement period immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the new debentures. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of new debentures will equal 0.5% per annum calculated on the average trading price of $1,000 principal amount of new debentures during the five trading day measuring period immediately preceding the applicable six-month interest period used to determine whether contingent interest must be paid. “Trading price” is defined above under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition.” Contingent interest, if any, will accrue from the first day of any interest period and be payable on the interest payment date at the end of the relevant six-month period to holders of the new debentures as of the record date relating to such interest payment date.

Upon determination that you will be entitled to receive contingent interest during a relevant six-month period, we will issue a press release and publish such information on our website as soon as practicable.

Redemption of New Debentures at Our Option

Prior to June 13, 2008, the new debentures will not be redeemable at our option. Beginning on June 13, 2008 and thereafter we may redeem the new debentures for cash at any time as a whole, or from time to time in part. The redemption price of a new debenture will be the principal amount of such new debenture on the redemption date, plus accrued and unpaid interest, including contingent interest if any, to, but excluding, such date. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of the new debentures.

If we decide to redeem fewer than all of the outstanding debentures, the trustee may select the new debentures by lot, pro rata, or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your new debentures for partial redemption and you convert a portion of your new debentures, the converted portion will be deemed, to the extent practicable, to be the portion selected for redemption.

Purchase of New Debentures by Us at the Option of the Holder

You have the right to require us to purchase all or a portion of your new debentures on June 9, 2008, 2013 or 2018, or if any such day is not a business day, on the immediately succeeding business day, each such day a “purchase date.” We will be required to purchase for cash, at a purchase price equal to 100% of the principal amount thereof on the applicable purchase date plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, such purchase date, any outstanding new debenture for which a written purchase notice has been properly delivered by the holder to the trustee and not withdrawn, subject to certain additional conditions. At our sole discretion, we may also add additional dates on which you may require us to purchase all or a portion of your new debentures. However, we cannot assure you that we will add any purchase dates. You may submit your new debentures for purchase to the trustee at any time from the opening of business on the date that is 21 business days prior to the purchase date until the close of business on the purchase date. Our ability to satisfy our purchase obligations may be affected by the factors described in “Risk Factors” under the heading “We may not have the ability to raise the funds necessary to finance the conversion of the new debentures or the purchase of the new debentures if required by holders pursuant to the indenture.”

We will be required to give notice on a date not less than 21 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their new debentures.

To exercise this right, you must deliver a written notice to the trustee prior to the close of business on the purchase date. Your purchase notice electing to require us to purchase your new debentures must state:

•	if certificated new debentures have been issued, the new debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of new debentures to be purchased; and

•	that we are to purchase the new debentures pursuant to the applicable provisions of the new debentures and the indenture.

You may withdraw any purchase notice by a written notice of withdrawal delivered to the trustee prior to the close of business on the purchase date. The notice of withdrawal must state:

•	the number of withdrawn new debentures;

•	if certificated new debentures have been issued, the certificate numbers of the withdrawn new debentures, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of new debentures that remain subject to your purchase notice.

Payment of the purchase price for a new debenture for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the new debenture, together with necessary endorsements, to the trustee at its corporate trust office in Borough of Manhattan, The City of New York, or any other office of the trustee, at any time after delivery of the purchase notice. Payment of the purchase price for the new debenture will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the new debenture. If the trustee holds money sufficient to pay the purchase price of the new debenture on the business day following the purchase date, then, on and after the date:

•	the new debenture will cease to be outstanding;

•	interest on the new debenture will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the new debenture has been made or the new debenture has been delivered to the trustee, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the new debenture.

We may be unable to purchase the new debentures in the event you elect to require us to purchase your new debentures as set forth above. If you elect to require us to purchase your new debentures as set forth above, we may not have enough funds to pay the purchase price for all tendered new debentures. The senior credit facilities contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions prohibiting purchase of the new debentures under certain circumstances. If you elect to require us to purchase your new debentures as set forth above at a time when we are prohibited from repurchasing new debentures, we could seek the consent of our lenders to purchase the new debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the new debentures. Our failure to purchase tendered new debentures would constitute an event of default under the indenture, which would constitute a default under our senior indebtedness and might constitute a default under the terms of our other indebtedness.

Fundamental Change Requires Purchase of New Debentures by Us at the Option of the Holder

If a fundamental change occurs at any time prior to the maturity of the new debentures, you will have the right, at your option, subject to the terms and conditions of the indenture, to require us to purchase for cash any or all of your new debentures. We will purchase the new debentures at a price equal to 100% of the principal amount of the new debentures to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date, unless such fundamental change purchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date. We will be required to purchase the new debentures as of the business day to be specified by us that is not less than 20 nor more than 35 business days after the occurrence of such fundamental change, which we refer to as a fundamental change purchase date.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on NASDAQ or any similar United States system of automated dissemination of quotations of securities prices.

Within 15 business days after the occurrence of a fundamental change, we are obligated to mail to the trustee and to all holders of new debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, stating, among other things:

•	the events causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which the purchase right may be exercised;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the trustee;

•	the conversion rate and any adjustments to the conversion rate;

•	that new debentures with respect to which a fundamental change purchase notice is given by the holder may be converted only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the new debentures and the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, you must deliver a written notice to the trustee prior to the close of business on the fundamental change purchase date. The required purchase notice upon a fundamental change must state:

•	if certificated new debentures have been issued, the new debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of new debentures to be purchased; and

•	that we are to purchase such new debentures pursuant to the applicable provisions of the new debentures and the indenture.

You may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the trustee prior to the close of business on the fundamental change purchase date. The notice of withdrawal must state:

•	the number of the withdrawn new debentures;

•	if certificated new debentures have been issued, the new debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of new debentures that remain subject to your fundamental change purchase notice.

A holder must either effect book-entry transfer or deliver the new debentures to be purchased, together with necessary endorsements, to the office of the trustee after delivery of the fundamental change purchase notice to receive payment of the fundamental change purchase price. You will receive payment in cash promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the new debentures. If the trustee holds money or securities sufficient to pay the fundamental change purchase price of the new debentures on the business day following the fundamental change purchase date, then, immediately after the fundamental change purchase date:

•	the new debentures will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the new debentures is made or whether or not the new debentures are delivered to the trustee.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change purchase rights could discourage a potential acquiror from acquiring us. However, this fundamental change purchase feature is not the result of our management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation or part of a plan by management to adopt a series of antitakeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to purchase the new debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us or our business.

We may be unable to purchase the new debentures in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the fundamental change price for all tendered new debentures. Our senior credit facilities contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions prohibiting purchase of the new debentures under some circumstances or expressly prohibit our purchase of the new debentures upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing new debentures, we could seek the consent of our lenders to purchase the new debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the new debentures. Our failure to purchase tendered new debentures would constitute an event of default under the indenture, which would constitute a default under our senior indebtedness and might constitute a default under the terms of our other indebtedness.

Consolidation, Merger, Sale or Conveyance

We may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	we are the surviving corporation or the successor is a U.S. domestic corporation, limited liability company, partnership, trust or other entity, and assumes, expressly or by operation of law, our obligations under the new debentures and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel (which may be in-house counsel) each stating that such transaction complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all our obligations under the new debentures and the indenture.

Events of Default

The following events are defined in the indenture for the new debentures as “events of default”:

•	the failure to pay interest on the new debentures when the same becomes due and payable and the default continues for a period of 30 consecutive days (whether or not such payment is prohibited by the provisions described under “—Ranking and Subordination” above);

•	the failure to pay principal of or premium, if any, on any new debentures when such principal or premium, if any, becomes due and payable, at maturity, upon redemption or otherwise (whether or not such payment is prohibited by the provisions described under “—Ranking and Subordination” above);

•	the failure to pay the principal return (and cash in lieu of fractional shares) or deliver the net shares, in each case when due (whether or not such payment is prohibited by the provisions described under “—Ranking and Subordination” above);

•	a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 60 consecutive days after we receive written notice thereof specifying the default from the trustee or the holders of at least 25% in aggregate principal amount of outstanding new debentures;

•	the failure to pay at the stated maturity (giving effect to any extensions thereof) the principal amount of any indebtedness of Getty Images or any restricted subsidiary of Getty Images, or the acceleration of the final stated maturity of any such indebtedness, if the aggregate principal amount of such indebtedness, together with the aggregate principal amount of any other such indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $20.0 million or more at any time in each case after a 10-day period during which such default shall not have been cured or such acceleration rescinded;

•	one or more judgments in an aggregate amount in excess of $25.0 million (which are not covered by insurance as to which the insurer has not disclaimed coverage and which are not,

in the good faith judgment of our board of directors, subject to third party indemnification) being rendered against Getty Images or any of its significant restricted subsidiaries and such judgment or judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

•	certain events of bankruptcy, insolvency or reorganization affecting Getty Images or any of its significant restricted subsidiaries.

Upon the happening of any event of default as described above and in the indenture, the trustee may, and the trustee upon the request of holders of 25% in principal amount of the outstanding new debentures shall, or the holders of at least 25% in principal amount of outstanding new debentures may, declare the principal of all the new debentures, together with all accrued and unpaid interest and premium, if any, to be due and payable by notice in writing to us and the trustee specifying the respective event of default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an event of default with respect to bankruptcy proceedings relating to us or any significant restricted subsidiaries occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the new debentures.

At any time after a declaration of acceleration with respect to the new debentures as described in the preceding paragraph, the holders of a majority in principal amount of the new debentures then outstanding (by notice to the trustee) may rescind and cancel such declaration and its consequences if (i) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing defaults and events of default have been cured or waived except nonpayment of principal of or interest on the new debentures that has become due solely by such declaration of acceleration, (iii) to the extent the payment of such interest is lawful, interest (at the same rate specified in the new debentures) on overdue installments of interest and overdue payments of principal, which has become due otherwise than by such declaration of acceleration has been paid, (iv) we have paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and advances and (v) in the event of the cure or waiver of a default or event of default of the type described in clause (vi) of the first paragraph of this section above, the trustee has received an officers’ certificate and opinion of counsel that such default or event of default has been cured or waived. The holders of a majority in principal amount of the new debentures may waive any existing default or event of default under the indenture, and its consequences, except a default in the payment of the principal of or interest on any new debentures.

We are required to deliver to the trustee, within 120 days after the end of our fiscal year, a certificate indicating whether the signing officers know of any default or event of default that occurred during the previous year and whether we have complied with our obligations under the indenture. In addition, we will be required to notify the trustee of the occurrence and continuation of any default or event of default promptly after we become aware of the same.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default thereunder should occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the new debentures unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Subject to such provision for security or indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the outstanding new debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Modification of the Indenture

From time to time, we and the trustee, together, without the consent of the holders of the new debentures, may amend or supplement the indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies. Other modifications and amendments of the indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding new debentures, except that, without the consent of each holder of the new debentures affected thereby, no amendment may, directly or indirectly:

•	reduce the amount of new debentures whose holders must consent to an amendment;

•	reduce the rate of or change the time for payment of interest, including contingent interest, on any new debentures;

•	reduce the principal of or change the stated maturity of any new debentures, or change the date on which any new debentures may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

•	reduce the amount of cash or the number of shares of common stock received upon conversion;

•	make any new debentures payable in money other than that stated in the new debentures and the indenture;

•	make any change in provisions of the indenture protecting the right of each holder of a new debenture to receive payment of principal of, premium on and interest on such new debenture on or after the due date thereof or to bring suit to enforce such payment or permitting holders of a majority in principal amount of the new debentures to waive a default or event of default;

•	after our obligation upon the occurrence of a fundamental change to purchase the new debentures arises under the indenture, amend, modify or change our obligation to make or consummate a purchase offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offers; or

•	adversely affect the rights of holders of the new debentures under the conversion provisions of the indenture.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding new debentures or by depositing with the trustee after the new debentures have become due and payable, whether at stated maturity, or any redemption date, or upon conversion or otherwise, cash or our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding new debentures and paying all other sums payable by us under the indenture.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding new debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new debentures, unless such holder shall have offered to the trustee reasonable indemnity or security against any loss, liability or expense.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“affiliate” means, as to any person, any other person which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“capital stock” means (i) with respect to any person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital stock of such person and (ii) with respect to any person that is not a corporation, any and all partnership or other equity interests of such person.

“capitalized lease obligation” means, as to any person, the obligation of such person to pay rent or other amounts under a lease to which such person is a party that is required to be classified and accounted for as a capital lease obligation under GAAP, and for purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date, determined in accordance with GAAP.

“cash equivalents” means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iv) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

“commodity agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement.

“currency agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an event of default.

“designated senior indebtedness” means any (i) senior indebtedness under the senior credit facilities and (ii) senior indebtedness of ours which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $20.0 million and is specifically designated by us in the instrument evidencing or governing such senior indebtedness as “designated senior indebtedness” for purposes of the indenture.

“disqualified capital stock” means any capital stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a change of control), in whole or in part, on or prior to the final maturity date of the new debentures; provided that only the portion of capital stock which so matures or is mandatorily redeemable or is so redeemable at the sole option of the holder thereof prior to June 9, 2023 shall be deemed disqualified capital stock.

“GAAP” means accounting principles generally accepted in the United States of America as in effect as of the original issue date of the new debentures including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or the SEC or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any indebtedness.

“indebtedness” means with respect to any person, without duplication, any liability of such person (i) for borrowed money, (ii) evidenced by bonds, new debentures, notes or other similar instruments, (iii) constituting capitalized lease obligations, (iv) incurred or assumed as the deferred purchase price of property, or pursuant to conditional sale obligations and title retention agreements (but excluding trade accounts payable arising in the ordinary course of business), (v) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (vi) for indebtedness of others guaranteed by such person, (vii) for interest swap agreements, commodity agreements and currency agreements and (viii) for indebtedness of any other person of the type referred to in clauses (i) through (vii) which is secured by any lien on any property or asset of such first referred to person, the amount of such indebtedness being deemed to be the lesser of the value of such property or asset or the amount of the indebtedness so secured. The amount of indebtedness of any person at any date shall be (i) the outstanding principal amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability at such date of such person for any contingent obligations described above, (ii) the accreted value thereof, in the case of any indebtedness issued with original issue discount and (iii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other indebtedness.

“interest swap agreements” means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge or arrangement.

“lien” means, with respect to any asset, any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“new subordinated debentures issue date” means the date of original issuance of the new debentures.

“obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, or otherwise relating to, any indebtedness.

“opinion of counsel” means a written opinion from legal counsel who is reasonably acceptable to the trustee. The counsel may be an employee of or counsel to the company.

“person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“qualified capital stock” means any capital stock that is not disqualified capital stock.

“representative” means the indenture trustee or other trustee, agent or representative in respect of any senior indebtedness; provided, however, that if, and for so long as, any issue of Senior indebtedness lacks such a representative, then the Representative for such issue of senior indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such issue of senior indebtedness.

“restricted subsidiary” means a subsidiary of Getty Images other than an unrestricted subsidiary and includes all of the subsidiaries of Getty Images existing as of the new subordinated debentures issue date. The board of directors of Getty Images may designate any unrestricted subsidiary or any person that is to become a subsidiary as a restricted subsidiary.

“senior credit facilities” means the senior credit facilities evidenced by that certain Credit Agreement dated as of July 19, 2002, among us, Bank of America, N.A., as Administrative Agent, and the lenders from time to time party to the Credit Agreement, together with all amendments, modifications, replacements and refinancings thereof.

“senior indebtedness” means, whether outstanding on the new subordinated debentures issue date or thereafter issued, all of our indebtedness, including interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us or any restricted subsidiary whether or not a claim for post-filing interest is allowed in such proceeding) and premium, if any, thereon, and other monetary amounts (including fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such indebtedness ranks equally with the new debentures; provided, however, that senior indebtedness will not include (1) any obligation of Getty Images to any majority owned restricted subsidiary, (2) any indebtedness, guarantee or obligation of us that is expressly subordinate or junior in right of payment to any other of our indebtedness, guarantee or obligation of Getty Images, including any subordinated indebtedness or (3) obligations in respect of any capital stock.

“significant restricted subsidiary” means, at any date of determination, any restricted subsidiary that would be a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X, promulgated under the Securities Act as such rule is in effect on the new subordinated debentures issue date.

“subordinated indebtedness” means the new debentures and any other indebtedness of Getty Images that specifically provides that such indebtedness is to rank equal with, or junior to, the new debentures in right of payment and is subordinated by its terms in right of payment to any indebtedness or other obligation of Getty Images which is senior indebtedness.

“subsidiary,” with respect to any person, means (i) any corporation of which the outstanding capital stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly through one or more intermediaries, by such person or (ii) any other person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, through one or more intermediaries, owned by such person. Notwithstanding anything in the indenture to the contrary, all references to us and our consolidated subsidiaries or to financial information prepared on a consolidated basis in accordance with GAAP shall be deemed to include us and our subsidiaries as to which financial statements are prepared on a combined basis in accordance with GAAP and to financial information prepared on such a combined basis. Notwithstanding anything in the indenture to the contrary, an Unrestricted subsidiary shall not be deemed to be a restricted subsidiary for purposes of the indenture.

“unrestricted subsidiary” means a subsidiary of Getty Images so designated by a resolution adopted by the board of directors of Getty Images; provided, however, that (a) neither Getty Images nor any of its other restricted subsidiaries (1) provides any credit support for any indebtedness or other obligations of such subsidiary (including any undertaking, agreement or instrument evidencing such indebtedness) or (2) is directly or indirectly liable for any indebtedness or other obligations of such subsidiary and (b) at the time of designation of such subsidiary, such subsidiary has no property or assets (other than de minimis assets resulting from the initial capitalization of such subsidiary). The board of directors may designate any unrestricted subsidiary to be a restricted subsidiary; provided, however, that immediately after giving effect to such designation no default or event of default shall have occurred or be continuing. Any designation pursuant to this definition by the board of directors of Getty Images shall be evidenced to the trustee by the filing with the trustee of a certified copy of the resolution of Getty Images’ board of directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions.

“weighted average life to maturity” means, when applied to any indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

Governing Law

The indenture and the new debentures will be governed by and construed in accordance with the laws of the State of New York.

Book-Entry System

The new debentures will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under circumstances described below, the new debentures will not be issued in definitive form. Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the dealer managers with the respective principal amounts of the new debentures represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”)

or persons that may hold interests through participants. Owners of beneficial interests in the new debentures represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have new debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of new debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of new debentures under the global securities or the indenture. Principal and interest payments, if any, on new debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. None of Getty Images, the trustee or the registrar for the new debentures will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

If we redeem less than all of the global security, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the global security to be redeemed.

If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days or if an event of default shall occur under the indenture, we will issue new debentures in definitive form in exchange for the entire global security for the new debentures. In addition, we may at any time and in our sole discretion determine not to have new debentures represented by a global security and, in such event, will issue new debentures in definitive form in exchange for the entire global security relating to such new debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of new debentures represented by such global security equal in principal amount to such beneficial interest and to have such new debentures registered in its name. New debentures so issued in definitive form will be issued as registered new debentures in denominations of $1,000 principal amount and integral multiples thereof, unless otherwise specified by us.

DESCRIPTION OF OTHER INDEBTEDNESS

General

On July 19, 2002, we entered into a credit agreement for a senior revolving credit facility with Bank of America, N.A. and certain other lenders from time to time party to the credit agreement. Pursuant to the terms of the senior credit facility, the financial institutions agreed to make available to us and certain of our subsidiaries a senior revolving credit facility of up to $85.0 million (including a $15.0 million sublimit for the issuances of letters of credit).

The senior credit facility is available for our general corporate purposes including, but without limitation, acquisitions and working capital requirements. As of June 30, 2004, we had $3.7 million of senior indebtedness outstanding in the form of letters of credit.

Advances under the senior credit facility bear an annual interest rate equal to either:

(1) LIBOR (as defined in the credit agreement) plus a spread ranging from 0.875% to 1.625% depending on our leverage ratio, or

(2) the higher of:

(a) the Federal Funds Rate plus 0.500%; or

(b) the rate of interest in effect on the date of the advance as publicly announced by Bank of America, N.A. as its “prime rate” plus a spread ranging from zero to 0.250% depending on our leverage ratio. We are also subject to a commitment fee for any unutilized portion of the facility ranging between 0.250% and 0.400% annually, depending on our leverage ratio. Notwithstanding the foregoing, if an event of default occurs under the senior credit facility the applicable annual interest rate will be increased by an additional 2% and shall remain at such level for as long as an event of default continues.

In June 2003, the senior revolving credit facility agreement was amended to permit the redemption of our 5.0% convertible subordinated notes and to allow additional repayment of any subordinated debt up to $100 million provided that we maintain cash and cash equivalents and short term investments balances of no less than $50 million in excess of amounts outstanding under the senior credit facility during the three month period commencing on the date of such repayment. The agreement was also amended to release $3.9 million in short-term investments as collateral for letters of credit aggregating this same amount. In May 2004, the senior revolving credit facility agreement was further amended to allow acquisitions of persons, assets, business lines or divisions for total consideration (including assumed liabilities, earnout payments and any other deferred payment) of $100 million paid during any period of 36 consecutive months before we are required to obtain approval from the lenders.

Repayment and Prepayment

Each advance under the senior credit facility must be repaid on or before June 30, 2005. At our election, however, we may prepay advances outstanding under the senior credit facility at any time without penalty other than customary LIBOR breakage costs for LIBOR advances. No advance may be outstanding after June 30, 2005.

Security

All of our obligations under the senior credit facility are unconditionally guaranteed by certain of our subsidiaries. These obligations are secured by:

(1) pledges of 100% of the capital stock of certain of our subsidiaries;

(2) pledges of 65% of the voting capital stock and 100% of the non-voting capital stock of certain of our foreign subsidiaries; and

(3) a lien on certain of our and our subsidiaries’ assets, primarily trademarks, current assets and property and equipment.

In addition, the senior credit facility contains an undertaking by us that in the event any subsidiary whose total revenues comprise, or are expected to comprise, 5% or more of our total revenues and the total revenues of our subsidiaries taken as a whole, then such subsidiary, if a domestic subsidiary, will also become a guarantor to the senior credit facility and grant a security interest in certain of its assets, and the capital stock of such subsidiary will be pledged as set forth in (1) or (2) of the foregoing paragraph, as applicable.

Covenants and Undertakings

The senior credit facility contains certain financial covenants including:

(1) maintaining a consolidated net worth as of the end of any fiscal quarter of not less than the sum of:

(a) $484.3 million;

(b) 50% of consolidated net income for each quarter; and

(c) 100% of future increases in stockholders’ equity through the issuance and sale of stock;

(2) maintaining a fixed charge coverage ratio of 1.5 for each fiscal quarter on a trailing four-quarter basis; and

(3) the maintenance of a maximum leverage ratio of 3.00 for the fiscal quarter ended December 31, 2003 and for each fiscal quarter thereafter, all measured on a trailing four-quarter basis.

To date we have met all of the financial covenants contained in the senior credit facility.

The senior credit facility also contains various other undertakings which, among other things, restrict certain encumbrances, disposals, borrowings, leasing of real property and equipment, guarantees, investments, making of loans, repayment of subordinated debt in excess of $100.0 million, paying dividends, altering share capital, changes of business, transactions with our affiliates other than on arm’s-length terms, and changes to constitutional documents and acquisitions.

The limitation on acquisitions prohibits us and any of our subsidiaries from making acquisitions except for certain permitted acquisitions. A permitted acquisition is any non-hostile acquisition provided that:

(1) the acquisition is of a business that carries on substantially the same business as us;

(2) there is no event of default existing or would be existing after giving effect to the acquisition;

(3) the target company’s board of directors approves the transaction;

(4) we are the surviving corporation after the acquisition; and

(5) the total cash consideration paid by us for all acquisitions, including the assumption of liabilities and any deferred payments, does not exceed $100.0 million in the aggregate in any period of 36 consecutive months.

Borrowing under the senior credit facility is subject to, among other things, compliance with the financial covenants and undertakings set forth in the senior credit facility, and failure to comply with those covenants could result in all amounts outstanding under the senior credit facility becoming immediately due and payable.

Events of Default

The senior credit facility contains various events of default including, among others, non-payment of amounts due under the senior credit facility, breaches of covenants or undertakings, breaches of representations and warranties contained in the senior credit facility, cross-default of certain other indebtedness, certain events of insolvency or bankruptcy, material litigation or judgments against us, change of control of us or any subsidiary party to the senior credit facility, and breach of any guaranty agreement entered into in connection with the senior credit facility. The senior credit facility also contains events of default relating to the legality or repudiation of the senior credit facility documentation and certain ERISA events. A change of control of our company will occur if any person, or persons acting in concert, becomes a beneficial owner, directly or indirectly, of 25% or more (and in the case of Getty Investments L.L.C., 35% or more) of the equity securities of us, Getty Communications Limited or any of our subsidiaries that guarantee the senior credit facility. A change of control is also deemed to have occurred if during any consecutive 12-month period a majority of our board of directors cease to be composed of individuals who were members of our board of directors on the first day of such 12-month period.

On the occurrence of an event of default the banks may terminate the ability to borrow under the senior credit facility, require that all amounts outstanding under the senior credit facility be repaid immediately and/or enforce the security given in respect of the senior credit facility.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of October 28, 2004, 60,043,342 shares of our common stock were outstanding.

The following is a summary description of our capital stock. Our bylaws and our restated certificate of incorporation provide further information about our capital stock.

Common Stock

Each holder of our common stock is entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of our common stock is entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, each holder of our common stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any class of preferred stock then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series, without the approval of our stockholders. The authority of our board of directors to issue preferred stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Registration Rights

The holders of approximately 14,243,272 shares of common stock, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include their shares of common stock therein. Additionally, certain of these holders have demand registration rights with respect to their shares of common stock, and we are required to use our reasonable best efforts to effect the registration if such holders exercise those rights. All of these registration rights are subject to conditions and limitations, including the right of the lead underwriters of an offering to limit the number of shares included in the registration.

We are required to pay most of the costs incurred in connection with any registration of these shares, excluding underwriting discounts and commissions and any stamp or transfer tax or duty. The registration rights described above could result in substantial future expenses and adversely affect any future equity or debt offering.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Section 203 of the Delaware General Corporation Law.    We are a Delaware corporation subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a “business combination,” as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an “interested stockholder,” as defined in Section 203, unless:

•	prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

•	the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. In general, an interested stockholder is a person who, together with its affiliates, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to our company and, accordingly, may discourage actions that could result in a premium over the market price to be paid for the shares held by our stockholders.

Issuance of Preferred Stock.    Our board of directors is authorized to issue 5,000,000 shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, terms of redemption, conversion rights and the designation of any such series, without the approval of our stockholders. As a result, our board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock. Our board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Classification of Our Board of Directors.    Our restated certificate of incorporation provides that our board of directors shall consist of ten directors, or any number of directors as the board of directors may fix by the vote of a majority of the entire board of directors, and be divided into three classes. The directors in each class will serve three-year terms, with one class being elected each year by our stockholders. At each annual meeting of our stockholders, the successors to directors whose terms will then expire will be elected to serve for a three-year term. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may maintain the incumbency of the board of directors.

Stockholder Action; Special Meetings of Stockholders.    Our restated certificate of incorporation provides that our stockholders may not take action by written consent, and can only take action at a duly called annual or special meeting of our stockholders. Our bylaws further provide that, unless otherwise prescribed by statute or by our amended and restated certificate of incorporation, special meetings of our stockholders may only be called by the Chairman of the Board, the Chief Executive Officer or the Secretary of our company, at the written request of at least two-thirds of the entire board of directors or the record holders of at least a majority of the outstanding shares of our common stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for our shares.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York. Its address is 101 Barclay Street, New York, New York 10286 and its telephone number is (212) 815-5763.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summarizes certain material U.S. federal income tax consequences to holders of the outstanding debentures of their exchange of their outstanding debentures for the new debentures pursuant to the exchange offer. This summary does not address the U.S. federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as dealers or traders in securities or foreign currency that use a mark-to-market method of accounting for their securities holdings, banks, thrifts, insurance companies, regulated investment companies, other financial institutions or “financial services entities,” tax-exempt entities, persons that hold the outstanding debentures or the new debentures as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale,” or other integrated transaction, persons that have a “functional currency” other than the U.S. dollar, certain expatriates and former long-term residents of the United States, partnerships, other pass-through entities and investors in partnerships or other pass-through entities that hold the debentures. Also not described are any tax consequences arising out of the U.S. alternative minimum tax law or the tax laws of any state, local or foreign jurisdiction or any possible applicability of the U.S. federal gift or estate tax law.

This discussion is limited to the U.S. federal income tax consequences to holders who are beneficial owners of the outstanding debentures who hold the debentures as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (i.e., generally, held for investment).

This summary is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and to differing interpretations, either of which could affect the continuing validity of this discussion. Moreover, we have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of exchanging the outstanding debentures for the new debentures pursuant to the exchange offer. As a result, the IRS could disagree with portions of this discussion.

Tax Consequences of the Exchange.

Tax Consequences for Holders Participating in the Exchange.    While the law is not entirely clear, we intend to take the position that the exchange of the outstanding debentures for the new debentures should not be treated as a taxable “exchange” for U.S. federal income tax purposes because the differences between the outstanding debentures and the new debentures should not be deemed economically significant. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the new debentures to treat the exchange as not constituting a significant modification of the terms of the outstanding debentures. Thus, the new debentures received by a holder should be treated as a continuation of the outstanding debentures in the hands of such holder. As a result, there should be no U.S. federal income tax consequences to holders who participate in the exchange as a result of such participation. An exchanging holder of the outstanding debentures should have the same tax basis and holding period in the new debentures as such holder had in its outstanding debentures immediately prior to the exchange.

Moreover, a holder of the new debentures should have the same tax consequences as would have applied if such holder had continued to hold its outstanding debentures. In particular, as the outstanding debentures are “contingent payment debt instruments” for U.S. federal income tax purposes, the new debentures should continue to be so treated. Pursuant to the terms of the indenture for the new debentures, holders will agree to treat the new debentures as subject to the Treasury Regulations that apply to contingent payment debt obligations and to continue to accrue interest in the same manner and amount as for the outstanding debentures. Pursuant to the terms of the indenture for the new debentures and to the Treasury Regulations that govern contingent payment debt obligations, each holder will be required to accrue interest on a constant yield to maturity basis at a rate of 9.25% compounded semiannually, with the result that a holder will recognize taxable income significantly in excess of the stated interest and contingent interest, if any, that is paid or accrued while the new debentures are outstanding. In addition, under the contingent payment debt obligation rules, a holder will generally be required to recognize as ordinary interest income the gain, if any, realized on a sale, exchange, conversion or repurchase of the new debentures the calculation of which, in the event of a conversion, takes into account the fair market value of shares of our common stock received.

If at any time we increase the conversion rate in the new debentures—for example as a result of any cash dividend or similar distribution pursuant to the conversion rate adjustment provisions contained in the new debentures—the increase may be deemed to be the payment of a taxable dividend to the holders of the debentures.

Tax Consequences for Holders Not Participating in the Exchange.    A holder that does not participate in the exchange should have no U.S. federal income tax consequences as a result of the exchange.

Possible Alternative Tax Characterization of the Exchange.

If, contrary to our view, the exchange were to constitute a significant modification of the outstanding debentures, although it is not entirely clear in light of the put and call options in the outstanding debentures and the new debentures, the exchange should be characterized as a non-taxable recapitalization. If the exchange was so characterized, an exchanging holder would not recognize any gain or loss on the exchange, but should be required to accrue each year in which such holder holds the new debentures a greater amount of interest income for U.S. federal income tax purposes than would have been accrued on the outstanding debentures.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

LEGAL MATTERS

Weil, Gotshal & Manges LLP will pass upon the validity of the new debentures on behalf of the issuer.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. Our SEC filings are also available to the public from the SEC’s website at: www.sec.gov. Our Internet address is www.gettyimages.com. The information contained on our website is not included as a part of, or incorporated by reference into, this prospectus. We make available, free of charge, on our website, our annual report on Form 10-K, our quarterly reports on Forms 10-Q, our current reports on Forms 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the SEC. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents that we have previously filed with the SEC or documents that we will file with the SEC in the future, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file with the SEC in the future will automatically update and supersede this information. We incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 12, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 4, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 as filed with the SEC on August 3, 2004;

•	our Current Reports on Form 8-K as filed with the SEC on January 22, 2004 and September 14, 2004; and

•	any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the exchange offer.

You should rely only on the information contained in this prospectus or incorporated herein by reference. Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated herein by reference. Information contained in later-dated documents incorporated herein by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated herein by reference.

We will provide a copy of the documents we incorporate by reference, free of charge, on request, to any person who receives this prospectus. All requests for documents should be directed to Getty Images, Inc., 601 N. 34th Street, Seattle, Washington 98103, Attention: Investor Relations.

Getty Images, Inc.

Offer to Exchange

0.5% Convertible Subordinated Debentures, Series B due 2023

for its Outstanding 0.5% Convertible Subordinated Debentures due 2023

The exchange agent for the exchange offer is:

The Bank of New York

By Registered or Certified Mail:	By Hand or Overnight Delivery:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, Floor 7E New York, NY 10286 Attn: Giselle Guadalupe	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, Floor 7E New York, NY 10286 Attn: Giselle Guadalupe

By Facsimile: (212) 298-1915	By Facsimile: (212) 298-1915

By Telephone: (212) 815-6331	By Telephone: (212) 815-6331

The information agent for the exchange offer is:

17 State Street—10th Floor

New York, NY 10004

Banks and Brokers Call (212) 440-9800

All others call Toll-Free (800) 460-0079

The dealer manager for the exchange offer is:

Goldman, Sachs & Co.

85 Broad St.

New York, New York 10004

Telephone: (800) 471-7731 (toll-free)

Prospectus dated                     , 2004

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20: Indemnification of Directors and Officers.

Except to the extent indicated below, there is no charter provision, by-law, contract, arrangement or statute under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

The Delaware General Corporation Law provides that a corporation may, and in certain circumstances must, indemnify its directors, officers, employees and agents for expenses, judgments or settlements actually and reasonably incurred by them in connection with suits and other legal actions or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In any such suit or action brought by or on behalf of the corporation, such indemnification is limited to expenses incurred in defense or settlement of the suit or action. Delaware law also permits a corporation to adopt procedures for advancing expenses to directors, officers and others without the need for a case-by-case determination of eligibility, so long as, in the case of officers and directors, they undertake to repay the amounts advanced if it is ultimately determined that the officer or director was not entitled to be indemnified. The amended and restated certificate of incorporation of the registrant and the bylaws of the registrant contain provisions for indemnification of directors and officers and for the advancements of expenses to any director or officer to the fullest extent of the law.

Delaware law permits corporations to purchase and maintain insurance for directors and officers against liability for expenses, judgments or settlements, whether or not the corporation would have the power to indemnify such persons therefor. The bylaws permit the registrant to purchase such insurance. The registrant has director and officer insurance in place for its directors and officers.

The registrant has also agreed by contract to indemnify certain directors and officers of the registrant for certain liabilities incurred by such persons by reason of the fact that such person is a director or officer, provided that such person was acting in good faith.

Item 21. Exhibits.

(a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit No.	Description
4.1	Form of Indenture governing the New Debentures to be entered into by and between the Company the Bank of New York, as trustee.

4.2	Form of New Note (included in Exhibit 4.1).

4.3	Bylaws of Getty Images, Inc., as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on September 14, 2004).

4.4	Restated Certificate of Incorporation of Getty Images, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002).

4.5	Indenture, dated June 9, 2003, between Getty Images, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2003).

4.6	First Supplemental Indenture, dated June 9, 2003, between Getty Images, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2003).

5.1	Opinion of Weil, Gotshal & Manges LLP.

8.1	Opinion of Weil, Gotshal & Manges LLP, as to certain tax matters.

10.1	Registration Rights Agreement, dated June 9, 2003, among Getty Images, Inc., and Deutsche Bank Securities Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly report on Form 10-Q filed on August 8, 2003).

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in Part II of this registration statement as filed with the Commission on November 1, 2004).

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.

Item 22. Undertakings

(a) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

(d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Getty Images, Inc. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the day of October 31, 2004.

GETTY IMAGES, INC.

By:	/s/ ELIZABETH J. HUEBNER
Elizabeth J. Huebner Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Elizabeth J. Huebner and Jeffrey L. Beyle, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorneys-in-fact and agents, to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on the 31st day of October, 2004.

Signature	Title

/s/ MARK S. GETTY Mark H. Getty	Chairman and Director

/s/ JONATHAN D. KLEIN Jonathan D. Klein	Chief Executive Officer and Director (Principal Executive Officer)

/s/ ELIZABETH J. HUEBNER Elizabeth J. Huebner	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ JAMES N. BAILEY James N. Bailey	Director

/s/ ANDREW S. GARB Andrew S. Garb	Director

/s/ CHRISTOPHER H. SPORBORG Christopher H. Sporborg	Director

/s/ DAVID LANDAU David Landau	Director

/s/ MICHAEL A. STEIN Michael A. Stein	Director

Exhibit No.	Description
4.1	Form of Indenture governing the New Debentures to be entered into by and between the Company the Bank of New York, as trustee.

4.2	Form of New Note (included in Exhibit 4.1).

4.3	Bylaws of Getty Images, Inc., as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on September 14, 2004).

4.4	Restated Certificate of Incorporation of Getty Images, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002).

4.5	Indenture, dated June 9, 2003, between Getty Images, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2003).

4.6	First Supplemental Indenture, dated June 9, 2003, between Getty Images, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2003).

5.1	Opinion of Weil, Gotshal & Manges LLP.

8.1	Opinion of Weil, Gotshal & Manges LLP, as to certain tax matters.

10.1	Registration Rights Agreement, dated June 9, 2003, among Getty Images, Inc., and Deutsche Bank Securities Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly report on Form 10-Q filed on August 8, 2003).

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in Part II of this registration statement as filed with the Commission on November 1, 2004).

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.